      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1997



                                                      REGISTRATION NO. 333-27375

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                        BIG FLOWER PRESS HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                           DELAWARE                                                      13-376-8322
               (State or Other Jurisdiction of                               (I.R.S. Employer Identification No.)
                Incorporation or Organization)

                           --------------------------

                               3 EAST 54TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 521-1600
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)

                         ------------------------------


                             MARK A. ANGELSON, ESQ.
                 EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND
                      SECRETARY OF THE BOARD OF DIRECTORS
                        BIG FLOWER PRESS HOLDINGS, INC.
                               3 EAST 54TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 521-1600
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent For Service)


                         ------------------------------

                                   COPIES TO:

             ROBERT E. BUCKHOLZ, JR., ESQ.                              FRANCIS J. MORISON, ESQ.
                  Sullivan & Cromwell                                     Davis Polk & Wardwell
                   125 Broad Street                                       450 Lexington Avenue
               New York, New York 10004                                 New York, New York 10017
                    (212) 558-4000                                           (212) 450-4000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement is declared effective by order of the Securities and Exchange Commission.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES
EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY
STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION DATED MAY 27, 1997



                                5,000,000 SHARES


   [LOGO]
                        BIG FLOWER PRESS HOLDINGS, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------


    All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.



    The last reported sale price of the Common Stock (which is listed under the symbol "BGF") on the New York Stock Exchange, Inc. Composite Tape on May 23, 1997 was $20.375 per share. See "Price Range of Common Stock and Dividend Policy".



    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS

   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                     INITIAL PUBLIC          UNDERWRITING        PROCEEDS TO SELLING
                                                     OFFERING PRICE          DISCOUNT (1)         STOCKHOLDERS (2)
                                                  ---------------------  ---------------------  ---------------------
Per Share.......................................            $                      $                      $
Total (3).......................................            $                      $                      $

------------------------


(1) Each of the Company and the Selling Stockholders has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


(2) Before deducting estimated expenses of $         payable by the Company.


(3) A Selling Stockholder has granted to the Underwriters an option for 30 days to purchase up to an additional 750,000 shares at the public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, and proceeds to the Selling Stockholders will
    be $         , $         and $         respectively. See "Underwriting".


                            ------------------------


    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery through the facilities of DTC in New
York, New York, on or about June   , 1997, against payment therefore in
immediately available funds.


GOLDMAN, SACHS & CO.


            BEAR, STEARNS & CO. INC.


                        ALEX. BROWN & SONS
                              INCORPORATED

                                                      CREDIT SUISSE FIRST BOSTON
                                ----------------


               The date of this Prospectus is             , 1997.

                               [Big Flower Logo]

                            [Picture of Big Flower]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents (and the amendments thereto) filed by the Company (File No. 1-4084) with the Commission pursuant to the Exchange Act are incorporated herein by reference and are made a part hereof:

         (i) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, filed with the Commission on March 26, 1997;

        (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on May 12, 1997;

        (iii) The Company's Proxy Statement, dated May 13, 1997, filed with the Commission on May 13, 1997;


        (iv) The Company's Registration Statement on Form 8-A, filed with the Commission on November 14, 1995, describing the Common Stock; and



        (v) The Company's Amendment on Form 8-A/A filed with the Commission on November 29, 1995, describing the Company's Preferred Stock Purchase Rights.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated herein by reference and to be a part hereof on and from the respective date of filing of such documents.

    Any statement contained herein or in a document incorporated, or deemed to be incorporated, by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" means this Prospectus including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. Copies of all documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), will be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be directed to the Company, 3 East 54th Street, New York, New York 10022, Attention: Irene B. Fisher, Esq., telephone: (212) 521-1600.

                             AVAILABLE INFORMATION



    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, all reports filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet web site located at http:\\www.sec.gov. The Common Stock of the Company is traded on The New York Stock Exchange, and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.



    The Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.


               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS WITHIN THIS PROSPECTUS GENERALLY. IN ADDITION, WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES. ACTUAL RESULTS IN THE FUTURE COULD DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS OUTSIDE THE CONTROL OF THE COMPANY, INCLUDING FLUCTUATIONS IN THE COST OF PAPER AND OTHER RAW MATERIALS USED BY THE COMPANY, CHANGES IN THE ADVERTISING AND PRINTING MARKETS, THE FINANCIAL CONDITION OF THE COMPANY'S CUSTOMERS, THE GENERAL CONDITION OF THE UNITED STATES ECONOMY, AND THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY. CONSEQUENTLY, SUCH FORWARD-LOOKING STATEMENTS SHOULD BE REGARDED SOLELY AS THE COMPANY'S CURRENT PLANS, ESTIMATES AND BELIEFS. THE COMPANY DOES NOT UNDERTAKE AND SPECIFICALLY DECLINES ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS AND TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO (THE "CONSOLIDATED FINANCIAL STATEMENTS") INCORPORATED HEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED OR THE CONTEXT CLEARLY IMPLIES OTHERWISE, ALL REFERENCES IN THE PROSPECTUS TO THE "COMPANY" OR "BIG FLOWER" REFER TO BIG FLOWER PRESS HOLDINGS, INC. AND ITS SUBSIDIARIES.


                                  THE COMPANY



    Big Flower is a leading advertising and marketing services company which provides integrated advertising solutions through its three principal operating units: Treasure Chest Advertising Company, Inc. ("TC Advertising"), Webcraft Technologies, Inc. ("Webcraft") and Laser Tech Color, Inc. ("Laser Tech"). The Company and its subsidiaries are currently focused on the advertising insert, direct mail and premedia sectors of the industry.



    - TC ADVERTISING is a leading producer of advertising insert programs for retailers, and produces TV listing magazines, Sunday comics, Sunday magazines and special supplements for many of the most widely circulated U.S. newspapers. In 1996, the Company produced more than 22 billion advertising inserts, 1.6 billion Sunday comics, 140 million locally edited Sunday magazines and 620 million TV listing guides. As the only advertising insert producer offering a national network of both heatset and cold web offset production facilities and one of the largest U.S. consumers of newsprint and ink, TC Advertising can address the diverse needs of its customers and achieve significant cost and distribution advantages. The Company believes that the advertising inserts industry sector generates revenues of $8 to $9 billion per year, with approximately 50% of the dollars spent on the production of inserts and the balance on distribution of the product.



    - WEBCRAFT is a market leader in producing highly customized direct mail and specialty advertising products such as commercial games and fragrance samplers. Webcraft derives the majority of its revenues from the integrated production of personalized advertising mailings, a marketing medium that has exceeded the annual growth rate for overall advertising spending for the period 1991-1996. The Company believes that in the individualized industry sector in which Webcraft operates, customized direct mail expenditures account for $20.8 billion per year, with approximately 33% going to the production of direct mail and the remainder to other services, including agency services, data analysis and manipulation and creative development.



    - LASER TECH is a leading provider of outsourced, digital premedia and content management services to retailers, advertising agencies, and consumer products companies. Services and technologies offered by Laser Tech include digital photography studios, leading-edge desktop publishing and client/server software and hardware, turnkey catalog and advertising insert production, and digital image management systems for high speed image retrieval. The Company believes that the premedia industry sector exceeds $5.3 billion annually, and will continue to grow with the emergence of new distribution technologies such as CD-ROM and the World Wide Web that use digitized images.



    Big Flower was incorporated in Delaware in 1993. Big Flower's principal executive offices are located at 3 East 54th Street, New York, New York 10022 and its telephone number is (212) 521-1600.


                               BUSINESS STRATEGY


    The Company's strategic objective is to become an integrated provider of a diverse range of advertising and marketing services across a broad spectrum of media. Through internal growth and acquisitions, Big Flower aims to broaden its technology and services in a manner that allows its subsidiaries to interact dynamically to create both new services for existing customers and new customers for its traditional products.


    Marketers aim to reach target customers with the most effective message and the greatest possible impact. Technological advancements increasingly allow marketers to understand customer preferences and to differentiate and individualize advertising messages. Big Flower's strategy is to assist its customers by providing a broad array of advertising and marketing services which capitalize on these advancements. Key elements of this strategy include the following:



    PROVIDE INTEGRATED ADVERTISING SOLUTIONS FOR CUSTOMERS. The Company believes that by combining the products and services of TC Advertising, Webcraft and Laser Tech it can work with current and future customers to develop cost-effective and comprehensive solutions to their particular advertising and marketing needs. Big Flower has the expertise to work with customers from inception of an advertising concept through layout design and production, to targeting and distribution of the printed product, thereby helping customers achieve their advertising goals in a cost-effective manner. For example, for a recent store opening by a home improvement retailer, Big Flower presented the customer with a five-piece plan that combined TC Advertising's and Webcraft's capabilities. The campaign involved two "teaser" direct mail items, followed by an individualized, highly-customized direct mail package that included a pre-approved credit card for the customer. The fourth piece was a 72-page advertising brochure distributed through the local newspaper, followed by a large, glossy advertising insert. The Company believes that by integrating its digital premedia services, advertising insert capabilities, geographic and demographic insert targeting programs and highly customized direct mail and specialty products, it offers its customers certain solutions not offered by the Company's competitors.



    DEVELOP TARGETED ADVERTISING PROGRAMS. The Company's customers are increasingly targeting their advertising messages based on more detailed knowledge of consumers and what they buy. Big Flower has responded to this trend in all of its businesses:



    - TC ADVERTISING'S Market Reach system enables the Company to attract new categories of customers by providing them with tools to utilize the targeted distribution capabilities of major market newspapers. Advertisers can customize their advertising to match the demographic characteristics and other targeting requirements of over 12,000 newspaper delivery zones in the nation's top 150 designated market areas.



    - WEBCRAFT'S highly individualized, multiple component direct mail campaigns utilize information refined from customers' databases as well as Webcraft's own expertise in direct mail personalization techniques.



    - LASER TECH'S image management expertise allows customers' images to be stored, archived, and retrieved to and from any remote location. Images stored in Laser Tech's system can have multiple applications across a variety of advertising media. For example, in addition to their use in print media, images are readily accessible for use in Web sites and inclusion in CD-ROMs. The Company's Digital Dimensions business unit also provides consulting and development services to large clients, assisting them in the development of high impact, commercially effective Web sites.



    MAXIMIZE CROSS-SELLING OPPORTUNITIES. Currently, TC Advertising serves a large customer base of regional and national retailers, while Webcraft's and Laser Tech's customer base consists mainly of national manufacturers, advertising agencies and marketing companies. Big Flower has established employee incentive compensation programs to promote cross-selling of the entire Big Flower products and services lines. For example, TC Advertising has begun providing advertising insert programs to Webcraft's direct mail customers, while Webcraft has begun to deliver targeted direct mail advertising on behalf of TC Advertising's retail clients. TC Advertising also has begun to provide Webcraft's commercial games products to its retail customers. In addition, certain premedia functions previously performed by customers of TC Advertising and Webcraft are now performed by Laser Tech under facilities management agreements.



    CAPITALIZE ON NATIONAL DIGITAL WORKFLOW PLATFORM. The Company continues to optimize its nationwide digital network capability that employs telecommunications technologies to connect TC Advertising's and Laser Tech's facilities, enabling the Company and its customers to conceive, manipulate, transmit, produce and distribute their advertising concepts seamlessly on a national scale. The platform development is based on open-standard digital communications technologies and is continuously refined to meet a customer's particular needs. It currently connects customers and the production centers at all Laser Tech facilities and 14 of the TC Advertising production facilities. Each TC Advertising production facility is equipped to meet the rapid output requirements of highly-versioned insert advertising programs, using efficient state of the art, digital page processing systems.



    PURSUE STRATEGIC ACQUISITIONS. Big Flower continues to review opportunities to extend its businesses and markets in the advertising and marketing services industry and to build its TC Advertising, Webcraft and Laser Tech business units. In addition, Big Flower adds value to strategic acquisitions by identifying operating synergies, effecting cost savings and improving efficiency. Since its initial acquisitions of TC Advertising, Laser Tech and Webcraft, Big Flower has expanded its products and services through a number of strategic acquisitions that increased the span and scope of each of these industry sectors, as summarized in the table below:



BUSINESS UNIT         BUSINESS ACQUIRED            DATE                                  STRATEGIC SIGNIFICANCE
---------------  ---------------------------  ---------------             ----------------------------------------------------

TC Advertising   KTB Associates, Inc., and    April 1994       -          Increased TC Advertising's capacity and broadened
                   Retail Graphics Holding                                its customer base in the advertising insert industry
                   Company                                                sector

                 PrintCo., Inc.               October 1996     -          Added significant retail accounts and new production
                                                                          capacity

Webcraft         Scanforms, Inc.              October 1996     -          Expanded customer base among leading financial
                                                                          services and publishing companies

                                                               -          Added additional high-quality laser personalization
                                                                          and short-run capabilities

Laser Tech       Pacific Color                October 1996     -          Enhanced expertise in digital premedia services
                 Connection, Inc.
                                                               -          Expanded presence in California

                                                               -          Added internet production services

                                                               -          Expanded product lines to include large format
                                                                          advertising products

                 Designer Color               December 1996    -          Added capability to produce interactive multimedia
                 Systems, Ltd.                                            systems for electronic catalogs and ordering systems

                 Digital Dimensions, Inc.     December 1996    -          Enhanced digital imaging services platform

                                                               -          Added capability to provide Web site design and
                                                                          execution

                              RECENT DEVELOPMENTS


    On November 28, 1995, TC Advertising entered into a six year $350.0 million revolving credit facility, which was amended on March 19, 1996 to add a $75.0 million term loan (as amended to date, the "Credit Agreement"). The Company intends to (i) enter into a new credit facility (the "New Credit Facility") with a group of lenders providing up to $475.0 million of revolving credit loans and
(ii) terminate its existing Credit Agreement and repay its loans thereunder. The New Credit Facility will provide greater borrowing capacity on more favorable terms, including lower interest rates, and covenant terms which the Company believes provide greater financial flexibility. The Company has received commitments from Bankers Trust Company and Credit Suisse First Boston regarding the New Credit Facility; however, such commitments are subject to certain conditions and therefore there can be no assurance that the Company will enter into the New Credit Facility or when and on what terms such New Credit Facility will become available. See "Management's Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources".


                                  THE OFFERING


Common Stock Offered.........................  5,000,000 shares (1)

Common Stock to be outstanding after the
  Offering...................................  18,499,162 shares (2)

Use of Proceeds..............................  All of the Common Stock offered hereby is being sold by the Selling Stockholders. The
                                               Company will not receive any proceeds from
                                               the sale of the shares offered hereby.

New York Stock Exchange symbol...............  BGF


----------------


(1) Does not include shares of Common Stock which may be purchased from a Selling Stockholder pursuant to the exercise of the Underwriters' over-allotment option.



(2) Includes 1,738,692 shares to be issued upon conversion of shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Big Flower held by BT Investment Partners, Inc. ("BTIP") and sold in the Offering. See "Selling Stockholders." Does not include 2,506,353 shares of Common Stock reserved for issuance under stock options which may be granted under the Big Flower Press Holdings, Inc. Restated 1993 Stock Award and Incentive Plan (the "Plan"), of which 672,034 stock options are presently exercisable or will become exercisable within 60 days from the date of this Prospectus. An additional 2,000,000 shares of Common Stock will be reserved for issuance under the Plan if proposed amendments to the Plan are approved by the Company's stockholders at its 1997 Stockholders Meeting currently scheduled for June 24, 1997.


                                  RISK FACTORS


    See "Risk Factors" commencing on page 11 hereof for a discussion of certain risks that should be considered in connection with an investment in the Common Stock.

                             SUMMARY FINANCIAL DATA


    The following table sets forth selected financial data of predecessor TC Advertising prior to its acquisition by Big Flower ("Predecessor TC Advertising") and of Big Flower and its subsidiaries (including TC Advertising) following Big Flower's acquisition of TC Advertising. On March 21, 1996, Big Flower's Board of Directors elected to change the Company's fiscal year from a 12-month period ending June 30th to a calendar year, effective with the period ended December 31, 1995. The selected financial data as of and for each of the two fiscal years in the periods ended June 30, 1993 and for the 42 days ended August 11, 1993 were derived from the audited consolidated financial statements of Predecessor TC Advertising. The selected financial data of Big Flower as of and for the 323 day period ended June 30, 1994, the fiscal year ended June 30, 1995, the six months ended December 31, 1995 and the year ended December 31, 1996 were derived from the audited financial statements of Big Flower, restated for the merger with Scanforms. The selected financial data for the three-month periods ended March 31, 1996 and 1997 were derived from the Company's unaudited condensed consolidated interim financial statements for such periods. On October 4, 1996, Big Flower consummated the acquisition of Scanforms, Inc. ("Scanforms") in a transaction accounted for as a pooling of interests. Accordingly, the Big Flower financial information has been restated for prior periods to include the results of Scanforms for all periods presented. For additional information, see the Consolidated Financial Statements and the notes thereto. The selected historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                      SELECTED FINANCIAL DATA
                                                           (IN THOUSANDS)
                                                                                        BIG FLOWER
                      PREDECESSOR TC ADVERTISING      ------------------------------------------------------------------------------
                   ---------------------------------                          SIX MONTH
                                                                              TRANSITION
                        YEAR ENDED         42 DAYS    323 DAYS     YEAR         PERIOD           YEAR          THREE MONTHS ENDED
                         JUNE 30,           ENDED       ENDED      ENDED        ENDED           ENDED              MARCH 31,
                   --------------------  AUGUST 11,   JUNE 30,   JUNE 30,    DECEMBER 31,    DECEMBER 31,   ------------------------
                     1992       1993        1993        1994       1995          1995            1996          1996         1997
                   ---------  ---------  -----------  ---------  ---------  --------------  --------------  -----------  -----------
OPERATING DATA:
Net sales........  $ 536,113  $ 555,013   $  59,584   $ 587,630  $ 920,149    $  546,840     $  1,201,860    $ 229,128    $ 297,501
Operating
  income.........     23,475     22,436         665      25,488     50,712        39,739           69,343        5,018       15,576
Interest expense
  (a)............      9,249      6,792         578      19,735     37,452        19,072           36,165        7,587        9,710
Income (loss)
  before income
  taxes..........      7,696     10,204        (228)       (549)     5,268        12,694            4,998       (9,046)       3,296
Income (loss)
  before
  extraordinary
  item...........      4,196      4,685        (139)     (3,277)    (1,612)        6,491           (3,285)      (4,423)       1,681
Extraordinary
  item, Net
  (b)............         --         --          --          --         --       (19,248)          (2,078)      (1,892)          --
Net income
  (loss).........      4,196      4,685        (139)     (3,277)    (1,612)      (12,757)          (5,363)      (6,315)       1,681
Average shares
  outstanding....         --         --          --      11,294     12,458        13,919           18,315       18,065       19,327

                                                      SELECTED FINANCIAL DATA
                                                           (IN THOUSANDS)
                                                                                        BIG FLOWER
                      PREDECESSOR TC ADVERTISING      ------------------------------------------------------------------------------
                   ---------------------------------                          SIX MONTH
                                                                              TRANSITION
                        YEAR ENDED         42 DAYS    323 DAYS     YEAR         PERIOD           YEAR          THREE MONTHS ENDED
                         JUNE 30,           ENDED       ENDED      ENDED        ENDED           ENDED              MARCH 31,
                   --------------------  AUGUST 11,   JUNE 30,   JUNE 30,    DECEMBER 31,    DECEMBER 31,   ------------------------
                     1992       1993        1993        1994       1995          1995            1996          1996         1997
                   ---------  ---------  -----------  ---------  ---------  --------------  --------------  -----------  -----------
OTHER DATA:
EBITDA(c)........  $  37,115  $  34,560   $   1,901   $  54,238  $  93,699    $   58,372     $    122,588    $  15,068    $  31,106
Capital
  Expenditures...      7,354      6,967       1,280       6,133      8,496        16,812           55,391        9,468       15,343
Cash flows
  provided by
  (used in)
  operating
  activities(d)(e)..    19,017    21,823     (6,363)     31,514     47,597        27,881          135,936       90,082       18,683
Cash flows
  provided by
  (used in)
  investing
 activities(d)...     (2,183)    10,708      (1,280)   (270,223)    (7,013)      (19,050)        (170,849)     (87,209)     (15,739)
Cash flows
  provided by
  (used in)
  financing
  activities
  (d)............    (16,336)   (31,453)      6,209     241,975    (39,789)       (4,326)          29,941        2,682       (2,504)

BALANCE SHEET
  DATA (AT PERIOD
  END):
Working
  capital........  $   4,567  ($  3,597)         --   $  25,198  $  34,173    $   29,797     ($30,821)(e)  ($42,107)(e) ($12,905)(e)
Net property,
  plant and
  equipment......     84,238     62,850          --     152,306    137,081       145,323       296,426      239,643      297,343
Total assets.....    185,710    160,356          --     521,461    502,939       573,393       749,742      684,040      735,096
Long-term debt,
  net of current
  portion........     73,183     34,485          --     331,940    301,935       274,161       430,766      390,744      450,390
Redeemable
  preferred stock
  of a
  subsidiary.....         --         --          --      16,913     19,357            --            --           --           --
Common stock-
  holders'
  equity.........     27,595     32,663          --      19,449     16,593        84,476           96,350       82,688       95,792


------------------------


(a) Interest expense excludes amortization of deferred financing fees for all periods. Interest expense for the year ended December 31, 1996 includes the amortization of interest rate swap fees of $1,200,000.



(b) Big Flower's net loss for the six months ended December 31, 1995 includes an extraordinary loss, net of tax, of $19,248,000 on early extinguishment of debt and termination of a swap agreement. Big Flower's net loss for the quarter ended March 31, 1996 includes an extraordinary loss, net of tax, of $1,892,000 on early extinguishment of debt and Big Flower's net loss for the year ended December 31, 1996 includes an extraordinary loss, net of tax, of $2,078,000 on early extinguishment of debt.



(c) "EBITDA" represents the sum of operating income, depreciation, amortization of intangibles and merger costs. EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure and working capital requirements and should not be construed as a better indicator of operating performance than income from operations as determined in accordance with generally accepted accounting principles ("GAAP"), or a better indicator of liquidity than cash flow from operating activities as determined in accordance with GAAP.



(d) Cash flows from operating, investing and financing activities are significantly affected by the acquisition of TC Advertising, KTB Associates, Inc. ("KTB"), Retail Graphics Holding Company ("Retail Graphics"), Laser Tech, Webcraft and the other acquisitions which occurred in 1996. See the consolidated statements of cash flows of Big Flower and the notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(e) On October 4, 1996, the Company entered into the A/R Securitization (hereinafter defined). Between March 19, 1996 and October 4, 1996, the Company operated under a bridge facility with similar terms and conditions as the A/R Securitization and, accordingly, results for periods subsequent to March 19, 1996 reflect the effects of those facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION APPEARING IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.

COMPETITION


    The advertising and marketing services industry in the United States is highly competitive in most product categories and geographic regions. Competition is largely based on price, quality and servicing the specialized needs of customers. During recent periods of economic downturn, excess production capacity in the Company's business sectors has resulted in more competitive pricing in such sectors.


RAW MATERIALS--PAPER


    The cost of paper is a principal factor in the Company's pricing to certain customers and consequently the cost of paper significantly affects the Company's net sales. The Company is generally able to pass increases in the cost of paper to its customers, while declines in paper costs generally result in lower prices to customers. Volatility in paper costs results in a corresponding volatility in the Company's net sales, but generally has not affected volume or profits to any significant extent. However, sharp increases in paper prices and related reduction in print advertising programs are more likely to adversely affect volumes and profits. To the extent that there are future paper cost increases and the Company is not able to pass such increases to its customers or its customers reduce the size of their print advertising programs, the Company's results of operations (primarily those of TC Advertising) could be materially adversely affected.


    Capacity in the paper industry has remained relatively stable in recent years. Increases or decreases in demand for paper have led to corresponding pricing changes and, in periods of high demand, to limitations on the availability of certain grades of paper, including grades utilized by the Company. Any loss of the sources for paper supply or any disruption in such sources' business or failure by them to meet the Company's product needs on a timely basis could cause, at a minimum, temporary shortages in needed materials which could have a material adverse effect on the Company's results of operations. Although the Company actively manages its paper supply and has established strong relationships with its suppliers, which include many of the leading paper companies in North America, there can be no assurance that the Company's sources of supply for its paper will be adequate or, in the event that such sources are not adequate, that alternative sources can be developed in a timely manner.

MANAGEMENT OF GROWTH


    The Company's primary objective is to be the leading provider of marketing and advertising services for retailers, national manufacturers and advertising agencies, among others. One of the key elements of the Company's strategy includes strategic acquisitions to expand and diversify the Company's products and services in the advertising and marketing services industry. Over the past three years, the Company has completed 11 acquisitions to increase its market position. The Company continues to seek similar or complementary businesses and intends to continue its acquisition program in the future. This program may require significant management time and capital resources. Such acquisitions are likely to require the incurrence and/or assumption of indebtedness and other obligations, the issuance of equity securities or some combination thereof. While the Company anticipates that its acquisitions will be beneficial, the Company cannot predict if any such transactions will be consummated, the terms or forms of consideration required in any such transactions, nor whether the acquired businesses will be successfully integrated into the Company's operations. Accordingly, no assurance can be made that such acquisitions will not have a material adverse effect on the Company's performance.

LEVEL OF INDEBTEDNESS


    At March 31, 1997, the Company had, on a consolidated basis, approximately $451.8 million of indebtedness, including capitalized lease obligations. The Company intends to (i) enter into the New Credit Facility with a group of lenders providing for up to $475.0 million of revolving credit loans and (ii) terminate its existing Credit Agreement and repay its loans thereunder. The Company has received commitments from Bankers Trust Company and Credit Suisse First Boston regarding the New Credit Facility; however, such commitments are subject to certain conditions and therefore there can be no assurance that the Company will enter into the New Credit Facility or when and on what terms such New Credit Facility will become available. See "Summary--Recent Developments". On a pro forma basis as of March 31, 1997, the Company would have been able to borrow an additional amount of approximately $150 million under the New Credit Facility. As of such date, the Company had available for borrowing an additional amount of up to $102.9 million under the Credit Agreement. Subject to the restrictions in the Credit Agreement, the Company may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes. At March 31, 1997, the Company also had significant commitments under operating leases and approximately $89.3 million was outstanding under the A/R Securitization (as hereinafter defined). See Notes 5 and 10 in the Notes to the Consolidated Financial Statements.



    The level of the Company's indebtedness could have important consequences to stockholders, including: (i) a significant portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in its industry and economic conditions generally; and
(iv) the Company is subject to restrictions on its ability to pay dividends. Certain of the Company's competitors currently operate on a less leveraged basis, and have significantly greater operating and financial flexibility than the Company.


CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

    The Credit Agreement, the New Credit Facility as currently proposed and the Company's other outstanding debt instruments impose certain operating and financial restrictions on the Company, affecting, and in certain cases limiting, among other activities, the ability of the Company to incur additional indebtedness or create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such restrictions could limit the availability of borrowings or result in a default under the terms of any such indebtedness, and there can be no assurance that the Company will be able to comply with such restrictions. Moreover, these restrictions could limit the Company's ability to engage in certain business transactions which the Company may desire to consummate. The Company's inability to consummate any such transaction could have an adverse effect on the Company's operations and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt, or to pay dividends, if any, on the Company's Common Stock.

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS


    The Company is subject to federal, state and local environmental laws, regulations and ordinances relating to protection of the environment and human health and safety, including those concerning the discharge, storage, handling and disposal of hazardous or toxic waste and materials. Such laws, regulations and ordinances provide for the imposition of significant fines and penalties and may impose liability for the costs of cleaning up sites of past spills, disposals or other releases of hazardous substances. From time to time, operations of the Company have resulted or may result in noncompliance with or liability for cleanup pursuant to such laws, regulations and ordinances. In addition, TC Advertising and Webcraft have been identified as potentially responsible parties under the federal

Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and under certain analogous state laws, for several sites to which TC Advertising or Webcraft, among others, sent waste in the past. While the Company believes that any such noncompliance or liability under current environmental laws will not have a material adverse effect on its results of operations and financial condition, there can be no assurances that such matters will not ultimately have such an effect and nor can management predict what environmental laws will be enacted in the future, how existing or future laws or regulations will be enforced, administered or interpreted, or the amount of future expenditures which may be required in order to comply with such laws. See "Business--Additional Company Information--Governmental Regulations" and "Business--Additional Company Information--Environmental Matters."


RELIANCE ON KEY PERSONNEL

    The efforts of a relatively small number of key management and operating personnel will largely determine the Company's success. The loss of any of such personnel could adversely affect the Company. The Company's success also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. There can be no assurance that the Company will be able to hire or retain necessary personnel. See "Management."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE, BYLAWS AND RIGHTS PLAN


    Certain provisions of Big Flower's Restated Certificate of Incorporation (as amended to date, the "Certificate") and Bylaws (as amended to date, the "Bylaws") may be deemed to have anti-takeover effects and may delay, deter or prevent a takeover attempt that a stockholder might consider in such stockholder's best interest. These provisions, among other things (i) classify the Company's Board of Directors into three classes, each of which will serve for staggered three-year periods, (ii) provide for removal of directors from office only for cause and only by an 85% supermajority vote of holders of Common Stock, (iii) provide that only the Board of Directors or certain members thereof or officers of the Company may call special meetings of the stockholders, (iv) eliminate the ability of the stockholders to take any action without a meeting, and (v) provide for an 85% supermajority vote of holders of Common Stock to amend such provisions or the Bylaws. In addition, the Bylaws establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. The Company has also adopted a stockholder rights plan. Upon completion of the Offering, Theodore Ammon and Apollo Big Flower Partners, L.P. ("Apollo") will beneficially own approximately 12.5% and 9.2%, respectively, of the outstanding Common Stock (assuming the Underwriter's over-allotment option is not exercised). As a result of such ownership, Mr. Ammon and Apollo could block any proposals requiring satisfaction of such supermajority requirements. See "Description of Capital Stock -- Anti-takeover Effects of Provisions of the Company's Certificate and Bylaws" and "Description of Capital Stock -- Rights Plan".



SHARES SUBJECT TO REGISTRATION RIGHTS



    Upon completion of the Offering, a substantial number of shares of Common Stock, including 1,708,524 shares beneficially owned by Apollo (assuming the Underwriters' over-allotment option is not exercised) and 2,317,144 shares beneficially owned by Mr. Ammon, will be subject to registration rights. See "Shares Subject to Registration Rights -- Registration Rights". The Company and certain stockholders have agreed (subject to certain exceptions) not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Actual sales of shares of Common Stock under a registration statement, pursuant to Rule 144 or otherwise in the future, or the prospect of such sales, may depress the price of the Common Stock.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Common Stock being offered hereby. See "Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on The New York Stock Exchange, Inc. under the symbol "BGF". Each share of Common Stock is traded together with a right entitling the holder to purchase one one-hundredth of a share of Series A Junior Preferred Stock under the terms of the Company's Rights Plan. There is no established public trading market for the Class B Common Stock.


    The Common Stock first traded on the New York Stock Exchange on November 22, 1995. Prior to November 22, 1995, there was no established trading market for the Common Stock. Set forth below are the high and low closing prices for the Common Stock for the period indicated, as reported on the New York Stock Exchange Composite Tape (the "NYSE Composite Tape").


FISCAL YEAR ENDED:


                                                                                      HIGH                  LOW
                                                                                    -------               -------
DECEMBER 1997

First Quarter ended March 31................................................  $      20  7/8        $      17  7/8
Second Quarter through May 23...............................................         20  3/4               18  1/8

DECEMBER 1996

First Quarter ended March 31................................................         19  1/8               10  7/8
Second Quarter ended June 30................................................         14  5/8               11  7/8
Third Quarter ended September 30............................................         14                    12  1/2
Fourth Quarter ended December 31............................................         18  3/4               12  1/4

TRANSITION PERIOD 1995

November 22, 1995 to December 31, 1995......................................         15  3/4               15



    The last reported sale price of the Common Stock on the NYSE Composite Tape on May 23, 1997 was $20 3/8 per share.


    As of May 9, 1997, there were approximately 224 holders of record of the Common Stock and one holder of record of the Class B Common Stock.

DIVIDENDS


    Big Flower has not paid cash dividends on its Common Stock and intends to continue this policy for the foreseeable future and retain earnings for repayment of indebtedness and investment in its business and acquisitions. The Credit Agreement restricts the ability of TC Advertising, Webcraft and Laser Tech to pay dividends to the Company and the Company's ability to pay dividends to its stockholders, but allows cash dividends to the Company for operating expenses in the ordinary course of business up to an initial amount of $10.0 million for fiscal 1996, increasing by 10% for each year thereafter. Additionally, the Credit Agreement permits certain additional dividends from Big Flower's subsidiaries, including up to 25% of cumulative consolidated net income from March 19, 1996. The New Credit Facility will contain similar restrictions on the payment of dividends. In addition, the indenture governing the 10 3/4% Notes imposes certain restrictions on Big Flower's ability to pay dividends on its Common Stock.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1997. This table should be read in conjunction with the Summary Financial Data included herein and the Consolidated Financial Statements. The Company intends to enter into the New Credit Facility. See "Summary-- Recent Developments". The Company will not receive any proceeds from the sale of the Common Stock offered hereby.



                                                                               MARCH 31, 1997
                                                                               ---------------
                                                                               (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt..........................................    $     1,396
                                                                               ---------------
                                                                               ---------------

Long-term debt:
  Credit Agreement...........................................................    $   320,565
  10 3/4 Notes, net of discount..............................................        125,208
  Other long-term debt.......................................................          4,617
                                                                               ---------------
  Total long-term debt.......................................................        450,390
Total stockholders' equity...................................................         95,792
                                                                               ---------------
  Total capitalization.......................................................    $   546,182
                                                                               ---------------
                                                                               ---------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION


    The discussion below relates to the consolidated financial condition and results of operations of Big Flower for the six months ended December 31, 1994 and 1995, the year ended December 31, 1995 and 1996 and the three months ended March 31, 1996 and 1997. All periods prior to October 1, 1996 have been restated for the merger with Scanforms.


                                 OPERATING DATA
                                 (IN THOUSANDS)


                                  SIX MONTHS ENDED                     YEAR ENDED                 THREE MONTHS ENDED
                                    DECEMBER 31,                      DECEMBER 31,                     MARCH 31,
                          --------------------------------  --------------------------------  ---------------------------
                                1994             1995            1995             1996              1996          1997
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
Net sales...............     $  468,943       $  546,840      $  998,046      $  1,201,860       $  229,128     $ 297,501
Operating expenses:
  Costs of production...        396,893          459,788         837,928           971,789          196,786       235,245
  Selling, general and
    administrative......         23,481           28,680          56,616           107,483           17,274        31,150
  Depreciation..........         10,576           10,533          20,826            34,756            6,053        11,429
  Amortization of
    intangibles.........         11,125            8,100          19,093            17,003            3,997         4,101
  Merger costs..........             --               --              --             1,486               --            --
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
                                442,075          507,101         934,463         1,132,517          224,110       281,925
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
Operating income........         26,868           39,739          63,583            69,343            5,018        15,576
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
Other expenses (income):
  Interest expense......         18,314           19,072          38,209            34,965            7,587         9,710
  Amortization of
    deferred financing
    costs...............          1,699            1,598           3,333             3,002              710           555
  Interest income.......            (43)            (442)           (678)             (712)            (196)         (120)
  Loss on sale of
    Webcraft Games,
    Inc.................             --               --              --            14,277               --            --
  Other, net............            345            5,749           7,795            12,813            5,963         2,135
  Preferred dividends of
    a subsidiary........          1,166            1,068           2,346                --               --            --
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
                                 21,481           27,045          51,005            64,345           14,064        12,280
Income (loss) before
  income taxes..........          5,387           12,694          12,578             4,998           (9,046)        3,296
Income tax expense
  (benefit).............          3,333            6,203           9,750             8,283           (4,623)        1,615
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
Income (loss) before
  extraordinary item....          2,054            6,491           2,828            (3,285)          (4,423)        1,681
Extraordinary item,
  net...................             --          (19,248)        (19,248)           (2,078)          (1,892)           --
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
Net income (loss).......     $    2,054       ($  12,757)     ($  16,420)     ($     5,363)      ($   6,315)    $   1,681
                          ----------------  --------------  --------------  ----------------  ----------------  ---------
                          ----------------  --------------  --------------  ----------------  ----------------  ---------


GENERAL

    The cost of paper is a principal factor in the Company's pricing to certain customers and consequently the cost of paper significantly affects net sales. The Company is generally able to pass increases in the cost of paper to its customers, while declines in paper costs generally result in lower prices to customers. Volatility in paper costs results in a corresponding volatility in the Company's net sales, but generally has not affected volume or profits to any significant extent.

    Capacity in the paper industry has remained relatively stable in recent years, increases or decreases in demand for paper have led to corresponding pricing changes and, in periods of high demand, to limitations on the availability of certain grades of paper, including grades utilized by the

Company. The Company believes that its strong relationships with major North American paper suppliers should enable the Company to satisfy its paper requirements on competitive terms even in periods of high demand.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1997 WITH THE THREE MONTHS ENDED
  MARCH 31, 1996

    Net sales increased to $297.5 million for the three months ended March 31, 1997 from $229.1 million for the three months ended March 31, 1996, an increase of $68.4 million or 29.8%. The increase resulted from the addition of the operations of Webcraft, PrintCo., Inc. ("PrintCo"), Pacific Color Connection, Inc. ("Pacific Color"), Designer Color Systems, Ltd. ("DCS") and Digital Dimensions, Inc. ("DDI") (collectively the "1996 Acquisitions") for the three months ended March 31, 1997 which was offset in part by a decrease in TC Advertising's (excluding PrintCo) net sales as a result of lower paper costs in 1997. Paper costs were 35.9% of the Company's net sales for the three months ended March 31, 1997 as opposed to 49.4% of net sales for the three months ended March 31, 1996. Volume of production for TC Advertising, which increased approximately 8% for the first quarter of 1997 from the first quarter of 1996, offset the decline in paper costs.

    Operating income for the three months ended March 31, 1997 was $15.6 million compared to $5.0 million for the three months ended March 31, 1996, an increase of $10.6 million or 210.4%. $8.8 million of the increase resulted from the inclusion of the operations of the 1996 Acquisitions. Costs of production as a percent of sales decreased to 79.1% for the three months ended March 31, 1997 from 85.9% for the three months ended March 31, 1996, principally attributable to the decrease in the cost of paper and the inclusion of the operations of the 1996 Acquisitions where paper is less of a component of costs. Selling, general and administrative expenses increased to $31.2 million in the three months ended March 31, 1997 from $17.3 million for the three months ended March 31, 1996, an increase of $13.9 million or 80.3% which is principally due to the 1996 Acquisitions. Depreciation was $11.4 million for the three months ended March 31, 1997 compared to $6.1 million for the three months ended March 31, 1996, an increase of $5.4 million or 88.8%. The increase in depreciation was attributable to the 1996 Acquisitions and increased capital expenditures throughout 1996 at TC Advertising.


    Net interest expense, including the amortization of deferred financing fees, for the three months ended March 31, 1997 was $10.1 million compared to $8.1 million for the three months ended March 31, 1996. Interest expense increased due to higher average debt levels in the first quarter of 1997 as a result of the 1996 Acquisitions, primarily the $75.0 million term loan which was obtained in March 1996. See "--Liquidity and Capital Resources."



    Other, net, was $2.1 million in the three months ended March 31, 1997 compared to $6.0 million in the comparable period in 1996, which prior period included $5.0 million in non-recurring financing costs related to the acquisition of Webcraft. For the three months ended March 31, 1997, other, net includes charges of $1.5 million related to the A/R Securitization compared to $0.2 million of recurring costs for the three months ended March 31, 1996.


    The extraordinary item, net of tax, of $1.9 million in the first quarter of 1996 was due to early extinguishment of debt subsequent to the acquisition of Webcraft.

    The effective income tax rate for the three months ended March 31, 1997 and 1996 exceeded the federal statutory tax rate due primarily to amortization of certain goodwill (which is not deductible for income tax purposes) and state income taxes.


    The Company will adopt Statement of Financial Accounting Standard No. 128., "Earnings Per Share" ("SFAS 128") in the fourth quarter of 1997, as required. The standard specifies the computation, presentation and disclosure requirements for earnings per share.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 WITH THE YEAR ENDED DECEMBER 31,
  1995

    Net sales increased 20.4% or $203.8 million. The addition of the operations of Laser Tech, Webcraft and their acquisitions for the year ended December 31, 1996 generated an increase of approximately $302.5 million. This increase was offset by a net decrease in TC Advertising's net sales after the effect of the fourth quarter 1996 acquisition of PrintCo which generated approximately $28.2 million in sales. Due to a soft retail advertising environment, TC Advertising's volume was slightly below the prior year. In addition, paper costs, which significantly affect net sales, were 42.2% of the Company's net sales for the year ended December 31, 1996 compared to 49.8% of the Company's net sales for the year ended December 31, 1995. The decrease in paper costs as a percent of sales is attributable to lower paper prices and acquisitions where paper is less of a component of costs.

    Operating income increased to $69.3 million in the year ended December 31, 1996 from $63.6 million in the year ended December 31, 1995, an increase of $5.8 million or 9.1%. Costs of production as a percent of sales decreased from 84.0% to 80.9%, principally attributable to the inclusion in 1996 of the operations of Laser Tech, Webcraft and their acquisitions. In addition, the cost of paper had an effect on cost of production as a percent of sales for TC Advertising. Selling, general and administrative costs increased approximately $50.9 million to $107.5 million for the year ended December 31, 1996 compared to $56.6 million for the year ended December 31, 1995. The addition of Laser Tech, Webcraft and their acquisitions increased selling, general and administrative costs by $53.5 million. Amortization of intangibles decreased by $2.1 million from $19.1 million for the year ended December 31, 1995 to $17.0 million for the year ended December 31, 1996. Certain intangibles related to the acquisition of KTB and Retail Graphics became fully amortized during the year ended December 31, 1995 offset by the amortization of the goodwill associated with the 1996 acquisitions. Costs of $1.5 million incurred in connection with the merger with Scanforms also affected operating income in the year ended December 31, 1996.

    Net interest expense for the year ended December 31, 1996 was $37.3 million compared to $40.9 million for the year ended December 31, 1995. Amortization of deferred financing costs decreased $1.5 million from $3.3 million for the year ended December 31, 1995 to $1.8 million for the year ended December 31, 1996. In connection with the initial public offering of Big Flower (the "Equity Offering") in November of 1995, the Company repurchased the remainder of its 13 1/2% senior discount notes due 2004 (the "13 1/2% Notes"), 11% debentures due 2005 ("11% Debentures") and a portion of the 10 3/4% Senior Subordinated Notes due 2003 (the "10 3/4% Notes"). Additional borrowings in 1996 under the Company's revolving credit facility have been at lower interest rates.

    Other, net increased $5.0 million from $7.8 million for the year ended December 31, 1995 to $12.8 million for the year ended December 31, 1996. The increase principally reflects $5.2 million in non-recurring charges related to the acquisition of Webcraft in March of 1996.

    During the fourth quarter of 1996, the Company recorded a $14.3 million loss on the disposition of its lottery production division, Webcraft Games, Inc. Management believes that the disposition will enable the Company to focus on Webcraft's growth-oriented products such as customized direct mail.

    The extraordinary item, net of tax, of $2.1 million was due to early extinguishment of debt subsequent to the acquisitions of Webcraft and PrintCo.

    The effective income tax rate for the year ended December 31, 1996 and 1995 exceeded the federal statutory tax rate due primarily to amortization of goodwill (which is not deductible for income tax purposes), preferred dividends of a subsidiary, state income taxes and, in 1996, the loss on the sale of Webcraft Games, Inc.

    Net income for the year ended December 31, 1996, adjusted for non-recurring charges of (i) approximately $2.7 million of compensation expenses related to the acquisition of DCS and DDI, (ii) $1.5 million of merger expenses associated with the acquisition of Scanforms, (iii) a $14.3 million loss related to the sale of Webcraft Games, Inc., (iv) $5.2 million of financing costs related to the acquisition of

Webcraft, and (v) a $2.1 million loss on debt extinguishment subsequent to the acquisitions of Webcraft and PrintCo, would have been $14.4 million, or $0.78 cents per share.

COMPARISON OF THE SIX MONTHS ENDED DECEMBER 31, 1995 WITH THE SIX MONTHS ENDED
  DECEMBER 31, 1994

    Net sales increased to $546.8 million for the six months ended December 31, 1995 from $468.9 million for the six months ended December 31, 1994, an increase of $77.9 million or 16.6%. Volume increased approximately 1%. Paper costs, which significantly affect net sales, were 51.9% of net sales for the six months ended December 31, 1995, compared to 45.3% of net sales for the six months ended December 31, 1994.

    Operating income for the six months ended December 31, 1995 increased to $39.7 million compared to $26.9 million for the six months ended December 31, 1994, an increase of $12.9 million or 47.9%. Despite higher paper costs, costs of production as a percent of net sales decreased to 84.1% for the six months ended December 31, 1995 from 84.6% for the six months ended December 31, 1994. Variable costs (excluding paper and ink costs) were 6% lower for the six months ended December 31, 1995 compared to the prior comparable period. These reduced variable costs were the result of higher volume, efficiency improvements and cost controls. The increase in operating income for the six months ended December 31, 1995 was also favorably impacted by the addition of Laser Tech in late November and improved operating performance at the facilities acquired with KTB and Retail Graphics in April 1994. Amortization of intangibles for the six months ended December 31, 1995 was $8.1 million compared to $11.1 million for the six months ended December 31, 1994. Amortization of certain intangible assets associated with the acquisitions of TC Advertising, KTB and Retail Graphics was $3.4 million lower in the six months ended December 31, 1995 compared to the prior comparable period as several of these assets became fully amortized. Offsetting the lower amortization of intangible assets in the six months ended December 31, 1995 was an increase in the provision for doubtful accounts of $1.6 million reflecting the higher volume and conditions in certain sectors of the retail market and $2.7 million due to higher personnel and related costs and the addition of Laser Tech operations since late November 1995.

    Net interest expense for the six months ended December 31, 1995 was $20.2 million compared to $20.0 million for the six months ended December 31, 1994. Amortization of deferred financing costs were $1.6 million for the six months ended December 31, 1995 and $1.7 million for the six months ended December 31, 1994. Interest expense for the six months ended December 31, 1995 included $12.9 million in net interest on the 10 3/4% Notes and the 13 1/2% Notes, and $6.0 million in net interest on other debt, primarily under the credit agreement entered into by TC Advertising in April 1994 (the "1994 TCA Credit Agreement").

    Other, net for the six months ended December 31, 1995 was $5.7 million compared to $0.3 million for the six months ended December 31, 1994. The other, net, for the six months ended December 31, 1995 included $1.6 million for the consolidation of two operating locations, and $3.7 million to complete the relocation of TC Advertising's corporate office to Baltimore, Maryland from Glendora, California.

    The extraordinary item, net of tax, of $19.2 million was due to early extinguishment of debt as discussed in "--Liquidity and Capital Resources" below.

    The effective income tax rate for the six months ended December 31, 1995 and 1994 exceeded the federal statutory tax rate due primarily to amortization of goodwill (which is not deductible for income tax purposes), preferred dividends of a subsidiary and state income taxes.

    Net income for the six months ended December 31, 1995 and December 31, 1994 on a pro forma basis, reflecting the impact of the Equity Offering of shares of the Company's Common Stock and related transactions, would have been $10.1 million, or $0.56 cents per share, and $6.9 million, or $0.38 cents per share, respectively. Excluding the effects of the second quarter charges for the consolidation of two operating locations and to complete the relocation of TC Advertising's corporate office, net income for the six months ended December 31, 1995 would have been $13.3 million, or $0.74 cents per share.


LIQUIDITY AND CAPITAL RESOURCES

    The operations of the Company historically have been funded with internally generated funds, term loans and borrowings under a revolving credit facility. The Company believes that internally-generated funds from operations, the Credit Agreement (or the proposed replacement thereof) and the A/R Securitization will be sufficient to meet its operating requirements for the near future.


    The Company's current liabilities exceeded current assets by $12.9 million at March 31, 1997 compared with $30.8 million at December 31, 1996, an increase in working capital of $17.9 million. Excluding the effects of the A/R Securitization, working capital at March 31, 1997 and December 31, 1996 would have been $76.4 million and $49.0 million, respectively. The ratio of current assets to current liabilities as of March 31, 1997 was 0.92 to 1 (1.49 to 1 excluding the A/R Securitization), and as of December 31, 1996 was 0.84 to 1 (1.25 to 1 excluding the A/R Securitization).


    Net cash provided by operating activities for the three months ended March 31, 1997 was $18.7 million, an increase of $20.2 million from the prior comparable period in 1996 (excluding the proceeds from the sale of accounts receivable). Net cash used in investing activities were financed primarily through borrowings under the Credit Agreement and the A/R Securitization.


    On November 28, 1995, TC Advertising entered into the Credit Agreement. The Credit Agreement was amended and restated on March 19, 1996 to add a $75.0 million term loan. The revolving facility will be reduced by $33.3 million on the last day of 1998, 1999 and 2000 and will mature on the last day of 2001. Principal payments on the term loan of $0.75 million are due on the last day of 1996 through 2001 and will mature on the last day of 2002. Interest on revolving loans will be payable at TC Advertising's option (a) at a base rate plus a margin which ranges from 0.00% to 1.25% or (b) at a Eurodollar-based rate plus a margin which ranges from 0.50% to 2.25%. Interest on the term loan will be payable at TC Advertising's option (a) at a base rate plus a margin of 1.50% or
(b) at a Eurodollar-based rate plus a margin of 2.50%. The Credit Agreement also contains covenant requirements and certain dividend restrictions which are customary for such financings.



    On October 4, 1996 the Company entered into a six-year agreement (the "A/R Securitization") pursuant to which it may sell fractional undivided beneficial interests in a designated pool of certain eligible accounts receivable. The maximum allowable amount of receivables to be sold is $150.0 million. The amount outstanding at any measurement date varies based upon the level of eligible receivables. Under the terms of the agreement, the Company has retained substantially the same risk of credit loss as if the receivables had not been sold and, accordingly, the full amount of the allowance for doubtful accounts has been retained. At March 31, 1997, an $89.3 million interest had been sold under the A/R Securitization and is reflected as a reduction of accounts receivables. Fees of this program vary based on a Eurodollar rate plus an average margin of 3/8% per annum on the amount of interest sold. This rate is lower than the rate under the Company's existing Credit Agreement.



    The Company intends to (i) enter into the New Credit Facility with a group of lenders providing for up to $475.0 million of revolving credit loans and (ii) terminate its existing Credit Agreement and repay its loans thereunder. The New Credit Facility will provide greater borrowing capacity on more favorable terms, including lower interest rates, and covenant terms which the Company believes provide greater financial flexibility. The Company has received commitments from Bankers Trust Company and Credit Suisse First Boston regarding the New Credit Facility; however, such commitments are subject to certain conditions and therefore there can be no assurance that the Company will enter into the New Credit Facility or when and on what terms such New Credit Facility will become available.

    The Company has grown through acquisitions and continues to seek similar or complementary businesses. Such acquisitions are likely to require the incurrence and/or assumption of indebtedness and other obligations, the issuance of equity securities or some combination thereof. In addition, the Company may from time to time determine to sell or otherwise dispose of certain of its existing businesses. However, the Company cannot predict if any transactions will be consummated, nor the terms or forms of consideration required in such transactions. The Company's recent acquisitions are discussed in Note 2 to the Consolidated Financial Statements.

SEASONALITY

    TC Advertising's advertising insert business is seasonal in nature, with activity increasing prior to the following advertising periods: Easter (March 15-April 15); Memorial Day (April 15-May 15); Back to School (July 15-August
15); and Thanksgiving/Christmas (October 1-December 15). Sunday comics, newspaper TV listing guides, other newspaper products and other publications are not seasonal in nature. Net sales percentages for the Company by quarter for the twelve months ended December 31, 1996 were 19%, 25%, 26% and 30% of total net sales for the quarters ended March 31, June 30, September 30 and December 31, respectively. Based on its historical experience and projected operations, the Company expects its operating results to be highest in the quarter ended December 31 and weakest in the quarter ended March 31.

                                    BUSINESS

ORGANIZATIONAL STRUCTURE

    The following chart sets forth the current organizational structure of Big Flower. Big Flower directly or indirectly owns 100% of all of its subsidiaries. Any reference to TC Advertising, Webcraft or Laser Tech includes their respective subsidiaries unless the context clearly dictates otherwise.


                                   [DIAGRAM]

PRODUCTS        Advertising Inserts          Personalized Direct Mail           Digital Photography
AND             TV Listing Magazines         Fragrance Samplers                 Electronic Retouching
SERVICES:       Sunday Comics                Commercial Games                   Digital Image Scanning
                Sunday Magazines             Promotional Stamps                 Facilities Management
                Special Supplements          Non-Speciality                     Digital Asset Management
                Premedia Services              Commercial Printing              Page Assembly
                                                                                Electronic Image Output
                                                                                Proofing
                                                                                Packaging


INTRODUCTION


    The Company is a leading advertising and marketing services company which provides integrated advertising solutions through its three principal operating units: TC Advertising, Webcraft and Laser Tech. TC Advertising is a leading producer of advertising insert programs for retailers, and produces TV listing magazines, Sunday comics, Sunday magazines and special supplements for many of the most widely circulated U.S. newspapers. Webcraft is a market leader in producing highly customized direct mail and specialty advertising products such as commercial games and fragrance samplers. Laser Tech is a leading provider of outsourced, digital premedia and content management services to retailers, advertising agencies, and consumer product companies. The Company and its subsidiaries are currently focused on the advertising insert, direct mail and premedia sectors of the industry.


INDUSTRY SECTORS

    MARKET DATA USED THROUGHOUT THIS PROSPECTUS WAS OBTAINED FROM INDUSTRY PUBLICATIONS AND INTERNAL COMPANY ESTIMATES. WHILE THE COMPANY BELIEVES SUCH INFORMATION IS RELIABLE, THE ACCURACY OF SUCH INFORMATION HAS NOT BEEN INDEPENDENTLY VERIFIED AND CANNOT BE GUARANTEED.


    ADVERTISING INSERTS. The Company believes that the advertising inserts industry sector generates revenues of $8 to $9 billion per year, with approximately 50% of the dollars for the production of inserts and the balance for distribution of the product. The Company believes this industry sector will continue to grow as non-traditional insert users have begun including inserts in their media plans and traditional users such as retailers are spending more of their advertising dollars in this medium.


    The Company further believes advertising insert usage will expand as advertisers require more versions of their inserts and targeted distribution services for their messages. According to the Newspaper Association of America, local retail advertising has changed to a greater reliance on inserts as advertisers demand more targeting of their message, a distribution method that run of press ("ROP") advertising is not capable of providing.


    DIRECT MAIL. The Company believes that in the individualized industry sector in which Big Flower operates, customized direct mail expenditures account for $20.8 billion per year, with approximately 33% going to the production of direct mail and the remainder to other services, including agency services, data analysis and manipulation and creative development.


    According to the 1996 VERONIS, SUHLER AND ASSOCIATES COMMUNICATIONS INDUSTRY FORECAST, "More than three-quarters of U.S. companies use direct mail, and most find it a powerful tool in meeting their marketing objectives. In addition to generating sales directly, direct mail has proven to be effective in explaining complex issues to consumers and business decision makers and in introducing a new product or service."


    PREMEDIA. The Company believes that the premedia industry sector exceeds $5.3 billion annually, and will continue to grow with the emergence of new distribution technologies such as CD-ROM and the World Wide Web that use digitized images. The business, which includes the traditional preparation of materials for print such as promotional items and advertising inserts, has recently expanded to include the capture, storage and manipulation of image management and the management of facilities which house these services. The Company believes that as its customers require more versions of their advertising inserts and other advertising and marketing messages, the demand for easy retrieval and manipulation of images will grow. In addition, there is a growing pattern of outsourcing of facilities management of premedia services from which the Company has been benefitting and expects to continue to benefit.


                               BUSINESS STRATEGY


    The Company's strategic objective is to become an integrated provider of a diverse range of advertising and marketing services across a broad spectrum of media. Through internal growth and acquisitions, Big Flower aims to broaden its technology and services in a manner that allows its subsidiaries to interact dynamically to create both new services for existing customers and new customers for its traditional products.



    Marketers aim to reach target customers with the most effective message and the greatest possible impact. Technological advancements increasingly allow marketers to understand customer preferences and to differentiate and individualize advertising messages. Big Flower's strategy is to assist its customers by providing a broad array of advertising and marketing services which capitalize on these advancements. Key elements of this strategy include the following:



    PROVIDE INTEGRATED ADVERTISING SOLUTIONS FOR CUSTOMERS. The Company believes that by combining the products and services of TC Advertising, Webcraft and Laser Tech it can work with current and future customers to develop cost-effective and comprehensive solutions to their particular advertising and marketing needs. Big Flower has the expertise to work with customers from inception of an advertising concept through layout design and production, to targeting and distribution of the printed product, thereby helping customers achieve their advertising goals in a cost-effective manner. For example, for a recent store opening by a home improvement retailer, Big Flower presented the customer with a five-piece plan that combined TC Advertising's and Webcraft's capabilities. The campaign involved two "teaser" direct mail items, followed by an individualized, highly-customized direct mail package that included a pre-approved credit card for the customer. The fourth piece was a 72-page advertising brochure distributed through the local newspaper, followed by a large, glossy advertising insert. The Company believes that by integrating its digital premedia services, advertising insert capabilities, geographic and demographic insert targeting programs and highly customized direct mail and specialty products, it offers its customers certain solutions not offered by the Company's competitors.



    DEVELOP TARGETED ADVERTISING PROGRAMS. The Company's customers are increasingly targeting their advertising messages based on more detailed knowledge of consumers and what they buy. Big Flower has responded to this trend in all of its businesses:



    - TC ADVERTISING'S Market Reach system enables the Company to attract new categories of customers by providing them with tools to utilize the targeted distribution capabilities of major market newspapers. Advertisers can customize their advertising to match the demographic characteristics and other targeting requirements of over 12,000 newspaper delivery zones in the nation's top 150 designated market areas.



    - WEBCRAFT'S highly individualized, multiple component direct mail campaigns utilize information refined from customers' databases as well as Webcraft's own expertise in direct mail personalization techniques.



    - LASER TECH'S image management expertise allows customers' images to be stored, archived, and retrieved to and from any remote location. Images stored in Laser Tech's system can have multiple applications across a variety of advertising media. For example, in addition to their use in print media, images are readily accessible for use in Web sites and inclusion in CD-ROMs. The Company's Digital Dimensions business unit also provides consulting and development services to large clients, assisting them in the development of high impact, commercially effective Web sites.



    MAXIMIZE CROSS-SELLING OPPORTUNITIES. Currently, TC Advertising serves a large customer base of regional and national retailers, while Webcraft's and Laser Tech's customer base consists mainly of national manufacturers, advertising agencies and marketing companies. Big Flower has established employee incentive compensation programs to promote cross-selling of the entire Big Flower products and services lines. For example, TC Advertising has begun providing advertising insert programs to Webcraft's direct mail customers, while Webcraft has begun to deliver targeted direct mail advertising on behalf of TC Advertising's retail clients. TC Advertising also has begun to provide Webcrafts's commercial games to its retail customers. In addition, certain premedia functions previously performed by customers of TC Advertising and Webcraft are now performed by Laser Tech under facilities management agreements.



    CAPITALIZE ON NATIONAL DIGITAL WORKFLOW PLATFORM. The Company continues to optimize its nationwide digital network capability that employs telecommunications technologies to connect TC

Advertising's and Laser Tech's facilities, enabling the Company and its customers to conceive, manipulate, transmit, produce and distribute their advertising concepts seamlessly on a national scale. The platform development is based on open-standard digital communications technologies and is continuously refined to meet a customer's particular needs. It currently connects customers and the production centers at all Laser Tech facilities and 14 of the TC Advertising production facilities. Each TC Advertising production facility is equipped to meet the rapid output requirements of highly-versioned insert advertising programs, using efficient state of the art, digital page processing systems.



    PURSUE STRATEGIC ACQUISITIONS. Big Flower continues to review opportunities to extend its businesses and markets in the advertising and marketing services industry and to build its TC Advertising, Webcraft and Laser Tech business units. In addition, Big Flower adds value to strategic acquisitions by indentifying operating synergies, effective cost savings and improving efficiency. Since its initial acquisitions of TC Advertising, Laser Tech and Webcraft, Big Flower has expanded its products and services through a number of strategic acquisitions that increased the span and scope of each of these industry sectors.


    - In April 1994, the Company acquired KTB and Retail Graphics, increasing TC Advertising's capacity and broadening its customer base in the advertising insert industry sector. In October 1996, the Company completed the acquisition of PrintCo, a Michigan-based company specializing in advertising insert programs and TV listing guides. This acquisition added significant retail accounts to the Company's customer base and PrintCo's new production lines brought needed capacity to TC Advertising's central group. These additional production facilities will also enhance the Company's ability to improve turnaround time and reduce delivery costs.

    - In October 1996, the Company acquired Scanforms, a full-service direct mail advertising company based in Bristol, Pennsylvania. With the acquisition of Scanforms, the Company expanded its customer base among leading financial service and publishing companies as well as added additional high quality laser personalization and short-run to its line of products and services. The addition of Scanforms enables the Company to offer its customers fast-turnaround products ranging from specialty applications in regional markets to longer-run direct mail for nationwide targeted, customized mailings.


    - In October 1996, the Company acquired Pacific Color, thereby enhancing its expertise in digital premedia services as well as expanding its presence in California. In the first half of 1996, Pacific Color launched two new businesses, Innerlogic, specializing in internet production services, and Big Color, a large format advertising products group that services the outdoor advertising industry. In addition, Pacific Color's Pacific Display division produces large format direct digital printing for banners, trade show displays and billboards up to 16.6' x 96'. Furthermore, in December 1996, the Company acquired DCS and DDI, increasing its premedia presence in the Midwest and enhancing its on-line digital imaging services. DDI's software, which allows the Company's customers to store, browse, and retrieve data and images from a centralized database and repository, will enhance the Company's digital imaging services platform and support the imaging needs of its customers. With the addition of DCS, the Company has the capacity to design and produce interactive multimedia systems for electronic catalogs and ordering systems as well as provide internet Web Site design and execution. Furthermore, DCS's significant retail advertising insert and catalog production expertise will enhance the Company's ability to service its retail customer base.


ADVERTISING INSERT PROGRAMS AND NEWSPAPER PRODUCTS

    The Company produces advertising insert programs for leading retailers and produces Sunday magazines, TV listing guides and special supplements for some of the most widely circulated U.S. newspapers. For the 1996 fiscal year, the Company produced more than 22 billion advertising inserts, 1.6 billion Sunday comics, 140 million locally edited Sunday magazines and 620 million TV listing guides. The Company estimates that this represents 19%, 49%, 18% and 20%, respectively, of the total advertising inserts, Sunday comics, Sunday magazines and TV listing guides produced in the U.S. in 1996. The Company believes it is the largest producer of advertising insert programs in the United States. TC Advertising, the Company's operating unit in this industry sector, is headquartered in Baltimore, Maryland and operates a national network of 18 production facilities.

PRODUCTS AND SERVICES

    BACKGROUND. The Company believes the advertising insert programs industry sector in the U.S. has grown at a faster rate in recent years than overall newspaper advertising expenditures and exceeded $8 billion in 1996. Industry research indicates that more than 75% of consumers read advertising inserts appearing in their Sunday newspaper. In addition, between 40% and 50% of adult readers use advertising inserts for making their purchasing decisions in key retail categories.

    ADVERTISING INSERT PROGRAMS. Advertising inserts are stand-alone advertisements, generally in color, and display a broad range of products sold by a single retailer or manufacturer. The primary users of advertising insert programs are general merchandisers, specialty retailers, grocery stores, home improvement centers and drug stores. Advertising inserts are placed in newspapers, mailed to consumers or distributed in stores. Advertising inserts can be produced in color on better quality paper than the reproductions that typically appear in ROP newspapers. Advertising insert programs also allow users to vary layout, artwork, design, trim size, paper types, color and formats. TC Advertising's mix of printing capabilities, which include both heatset and cold web offset presses, enables it to provide a variety of formats and designs to meet the diverse needs of its retailing customer base. TC Advertising produces advertising insert programs for leading U.S. retailers such as American Drug Stores; Circuit City; The Home Depot; J.C. Penney; Kmart; Lowe's Companies, Inc.; Montgomery Ward; Safeway; Sears; Walgreens and Wal-Mart.

    OTHER NEWSPAPER PRODUCTS AND OTHER PUBLICATIONS. The Company produces TV listing magazines, Sunday comics, Sunday magazines and special supplements for over 300 newspapers, including approximately two-thirds of the 50 most widely circulated newspapers in the United States.


    TC Advertising is the largest single producer of newspaper TV listing guides in the United States. As of December 31, 1996, TC Advertising produced newspaper TV listing guides for 26 newspapers including The Baltimore Sun, The Boston Globe, The Los Angeles Times, The Newark Star-Ledger, Newsday, The New York Times, The Philadelphia Inquirer and The San Francisco Chronicle.



    TC Advertising is the largest producer of Sunday comics nationwide. As of December 31, 1996, TC Advertising produced Sunday comics for approximately 275 newspapers, including The Atlanta Journal, The Baltimore Sun, The Denver Post, The Los Angeles Times, The Miami Herald, The Newark Star-Ledger and The Philadelphia Inquirer.


    PREMEDIA SERVICES. In connection with its advertising insert programs and other newspaper publications, the Company offers a number of premedia services including creative and composition, digital photography, image management, film output, digital file transfer and facilities management.


ADVERTISING INSERT SECTOR BUSINESS STRATEGY



    The Company's business strategy for this industry sector is to maximize the effectiveness of the advertising insert medium for its customers. Successful application of this strategy will enable TC Advertising's customers to deliver their advertising and marketing messages on a cost efficient basis, and will drive profitability for the Company in its core business of producing advertising insert programs and newspaper publications. The cornerstone of this strategy is the continued development of an organization that focuses on assisting customers in maximizing the effectiveness of their advertising dollars. Key elements of this strategy include:


    NATIONWIDE VERSIONING CAPABILITY. As the only advertising insert producer offering a national network of both heatset and cold web offset production facilities, TC Advertising is able to meet the diverse needs of its customers and achieve significant cost and distribution advantages. TC Advertising simultaneously produces major national advertising insert programs and other products in multiple locations, thereby accelerating turnaround time and reducing shipping costs to the customers' locations. Furthermore, this nationwide network allows TC Advertising's customers to use a single advertising insert producer to target specific distribution areas or distribute different versions of an insert program in different targeted parts of the United States. As the Company develops its national digital work-flow platform, TC Advertising expects to improve efficiencies for insert versioning, improve the timeliness of advertising inserts by reducing the production and distribution cycle time and enhance the cost effectiveness of advertising inserts versus other advertising media.


    TARGETED DISTRIBUTION PROGRAM. TC Advertising has developed a database information system which enables advertisers to use insert programs to target messages specifically to potential customers meeting the advertisers' desired geographic, demographic and purchase pattern profiles, resulting in more cost-effective advertising.

    MEASURED MEDIA APPROACH. TC Advertising is marketing advertising insert programs as a specific category of measured media, like radio or television. TC Advertising believes that if insert programs are considered a specific measured media category, TC Advertising may be in a better position to compete for advertising budgets. To establish advertising insert programs as a specific measured media category, TC Advertising has developed proprietary research that positions the power of advertising inserts against other types of measured media.

    COMPETITIVE COST POSITION. TC Advertising maintains stringent cost controls and has implemented programs to enhance efficiency and improve profitability in recent years. These programs have resulted in increased press speeds, reduced paper waste and improved capacity utilization. As one of the largest consumers of newsprint and ink in the United States, TC Advertising believes it is able to achieve significant purchasing economies under most market conditions.

    PRODUCTION LOAD-LEVELING. TC Advertising has implemented programs which target the newspaper, grocery and other industry groups whose production needs are weekly in frequency. Printing services for these industry groups create a more balanced, load-leveling production environment, allowing TC Advertising to improve planning and utilization of its production capacity. In addition, TC Advertising is constantly refining its pressline configurations to optimize equipment utilization, to improve operating efficiencies, and to improve service and flexibility to meet the changing needs of its customers.

SALES AND CUSTOMERS


    The Company's sales force in this industry sector is organized into geographic business groups. Its four regional geographic groups in this industry sector cover the eastern, central and western United States and with the acquisition of PrintCo, TC Advertising has added coverage of the upper Midwest U.S. These sales professionals draw upon their industry expertise, knowledge of retailing and the Company's production capabilities to help customers achieve their advertising objectives on a cost-effective basis. The Company's top ten customers in this industry sector, which accounted for 39% of the Company's sales in this industry sector in 1996, were American Drug Stores; Circuit City; The Home Depot; Kmart; Lowe's Companies, Inc.; Montgomery Ward; Sears; Walgreens; Wal-Mart and Western Colorprint. No single customer represented more than 6.3% of such sales in 1996. As of December 31, 1996, the average length of the Company's relationship with such top ten customers was approximately 12 years. Consistent with industry practice, TC Advertising generally does not have long-term contracts with its customers requiring them to use its products or services. The Company does not believe that the loss of any single customer of TC Advertising would have a material adverse effect on the Company's consolidated financial condition or results of operations.

    The following table presents the sales by type of customer as a percentage of total TC Advertising sales:


                                                                                                    PERCENTAGE OF
                                                                                                   TC ADVERTISING
CUSTOMER TYPE                                                                                       SALES IN 1996
-------------------------------------------------------------------------------------------------  ---------------
General merchandisers............................................................................          23.6%
Grocery stores...................................................................................          15.8
Specialty retail and furniture...................................................................          15.3
Home improvement centers.........................................................................          14.7
Drug stores......................................................................................          11.2
Non-retail products..............................................................................           3.6
                                                                                                          -----
  Total advertising inserts......................................................................          84.2
Sunday comics....................................................................................           6.0
Newspaper TV listing guides......................................................................           5.9
Other newspaper products and other publications..................................................           3.9
                                                                                                          -----
  Total..........................................................................................         100.0%
                                                                                                          -----
                                                                                                          -----


COMPETITION


    This industry sector is highly fragmented, and TC Advertising competes with numerous regional and local companies for the production of advertising insert programs. TC Advertising also competes for national accounts with several large producers, some of which have greater resources than the Company. TC Advertising believes that it and four other companies account for approximately 50% of the advertising insert market in the United States, with more than 140 regional and local producers accounting for the balance. In addition, TC Advertising's products compete with television, radio and other forms of print media. TC Advertising's main independent competitor in the production of Sunday newspaper comics is Sullivan Graphics, a division of Sullivan Communications, Inc., although some newspapers print their own comics and others could do so. TC Advertising's newspaper TV listing guides, Sunday magazine and newspaper supplement operations also face strong competition both from other printers and newspapers. TC Advertising's major competitors in these areas are R.R. Donnelley & Sons Company, Quebecor, Inc. and Sullivan Communications, Inc. Although commercial printing in the United States remains highly fragmented, recent technological developments and over-capacity in the printing industry have increased industry consolidation and competitive pressures. The principal methods of competition in these businesses are pricing, quality, timeliness of delivery and customer service. Pricing is dependent in large part upon the prices of paper and ink, which are the major components of TC Advertising's products. Pricing is also influenced by shipping costs, operating efficiencies and the ability to control costs. TC Advertising believes that the introduction of new technologies and continued excess capacity in this industry sector, combined with the cost pressures facing its customers resulting from among other things, the cost of paper and postal rates, have resulted in downward pricing pressures and increased competition in its core businesses. See "--Additional Company Information--Raw Materials."


DIRECT MAIL AND OTHER ADVERTISING SERVICES

    The Company produces highly-customized direct mail, fragrance samplers, promotional stamps and commercial games. In addition, the Company produces non-specialty products such as enhanced envelopes and government forms. The Company's operating unit in this industry sector, Webcraft, is headquartered in Horsham, Pennsylvania and has production facilities in Bristol and Chalfont, Pennsylvania, Newark and North Brunswick, New Jersey and Salisbury, Maryland.

PRODUCTS AND SERVICES

    BACKGROUND


    The Company believes that in the individualized direct mail industry sector in which Webcraft operates, customized direct mail expenditures account for $20.8 billion per year, with approximately 33% going to the production of direct mail and the remainder to other services, including agency services, data analysis and manipulation, and creative development. Media expenditures for direct mail advertising grew at an average annual rate of 7.1% for the period 1991-1996, compared to an average annual growth rate for overall advertising spending of 6.5% for the period 1991-1996 according to the 1996 DMA/WEFA GROUP STUDY -- "ECONOMIC IMPACT: U.S. DIRECT MARKETING TODAY." The Company believes more advertisers will use personalized direct mail techniques as mailing list databases grow in both volume of information stored and sophistication.


SPECIALTY PRODUCTION

    PERSONALIZED DIRECT MAIL. The majority of the Company's revenues in this industry sector are derived from the in-line production of personalized advertising mailings which are produced by ink-jet, laser and electropress systems, integrated with an advanced data processing capability. Personalized direct mail enables consumer goods and other marketers to communicate with their customers on an individual-by-individual basis rather than relying on the broad non-personalized mailings which typically generate lower response rates. The Company can process and manipulate databases to enable its customers to target direct mail recipients based on a combination of more than a dozen attributes, including the recipient's age, gender, address, spending habits, such as type of car owned, or whether the recipient is a pet owner. Personalized direct mail is frequently used in conjunction with larger print, radio or television promotional campaigns.

    The primary users of the Company's personalized direct mail products are consumer goods and financial services companies and non-profit institutions. Major customers include Chrysler Corp.; Dean Witter; Publishers Clearing House; Reader's Digest Association, Inc.; RJR Nabisco Holdings Corp. and U.S. Sales.

    FRAGRANCE SAMPLERS. Fragrance samplers are product samples, typically of perfume, which are distributed to potential purchasers of the fragrance through magazine inserts or as billing statement stuffers for major department stores. Webcraft is a leading producer of highly specialized fragrance samplers because of its ability to produce an accurate rendition of the perfume being marketed and its technological expertise in the microencapsulation of the fragrance. Webcraft recently patented technology that allows for multiple uses of a single magazine scent strip. Webcraft's customers in fragrance samplers include Calvin Klein, Inc.; Elizabeth Arden, Co. and Estee Lauder, Inc.

    COMMERCIAL GAMES. Commercial games are typically used to increase traffic to retail establishments by offering customers an opportunity to win various prizes. For example, fast food restaurants give customers scratch-off tickets which offer prizes ranging from a soft drink to cash. There are no significant recurring customers in this area of Webcraft's business since commercial games are used in specific promotional campaigns.

    STAMPS. Webcraft's stamp products include booklets and sheets of gummed, round-hole perforated stamps. Webcraft produces stamps using special in-line grinders that create the same quality of perforation found in U.S. postage stamps. Webcraft believes that certain technologies it employs in producing stamps, such as the ability to generate letters with attached stamp sheets, give Webcraft a special advantage. Significant customers include The American Lung Association; National Wildlife Federation; Publishers Clearing House and Reader's Digest Association, Inc.

NON-SPECIALTY PRODUCTION

    OTHER PRODUCTS AND SERVICES. A significant portion of Webcraft's non-specialty production involves the production of enhanced envelopes, which are essentially simple printed products involving the formation of an envelope such as catalog order forms, film mailers and airline ticket jackets. Webcraft also produces specialty chemicals, adhesives and coatings. The Company believes that in 1997, approximately 87% of these products will be sold to industry customers and the remainder will be used internally.


DIRECT MAIL SECTOR BUSINESS STRATEGY


    The Company's business strategy in this industry sector is to increase revenues and maximize profitability in its core business of direct mail products and customized advertising products. The cornerstone of this strategy is to improve the effectiveness of its customers' advertising products by developing customized formats and offering complex personalization capabilities designed to increase response rates. The key elements of this strategy include:

    TECHNOLOGICAL EXPERTISE. Webcraft believes that the continued development of its production processes enables it to consistently provide high quality products and services at competitive prices. Webcraft's technological focus is on its in-line finishing process that combines the personalizing, folding, cutting and collecting of several multi-color pieces into a formed envelope in one step, shortening the time needed to produce complex finished products. Additionally, its unique combination of format design, multi-stage personalization and outer wrap (envelope) configurations often provides customers with superior response rates to their direct marketing programs. These same processes also enable Webcraft to provide its products more rapidly than many of its competitors. Webcraft believes that these capabilities are becoming increasingly important as lead time becomes more compressed and customers demand faster turn around times to respond to time-sensitive market opportunities. In addition, with the acquisition of Scanforms, Webcraft's ink-jet technology is now complemented by Scanforms' laser imaging process. Furthermore, the conversion of new customers from the more traditional method of laser imaging of Scanforms to Webcraft's in-line method is made easier because Webcraft will initially be able to provide services to these new customers in the laser process they are familiar with before they are converted to Webcraft's in-line method.


    NEW PRODUCTS. Webcraft will continue to work with its customers to develop new products to meet their advertising needs. Webcraft's in-line process, coupled with advanced design and personalization capabilities, give Webcraft an advantage versus its competitors in improving the effectiveness of its customers' direct mail products. In addition, with the acquisition of Scanforms, Webcraft now offers short-run direct mail capabilities.


    ENTER NEW MARKETS. Webcraft will also continue to develop new customers and will work with Laser Tech and TC Advertising to target the retail industry.

    LEVERAGE DATABASE EXPERTISE. Webcraft intends to use its expertise in managing database information to work with its customers to design more cost-effective campaigns.

    COST CONTROL AND PRODUCTIVITY IMPROVEMENTS. Webcraft has developed a cost control program which focuses on minimizing waste, reducing labor-intensive processes and making its selling effort more efficient. In addition, management has implemented several programs to improve profitability, including reorganizing its management information systems and business acquisitions systems, which allow Webcraft to utilize press time more effectively. Webcraft has implemented a new order confirmation system that strengthens its relationships with its customers, by providing accurate and detailed job specifications and electronic templates for ease of customer formatting. Webcraft has also instituted a new make-ready program, resulting in significant reduction of make-ready time. This has resulted in lowering set-up costs and increasing total production capacity of the installed base of equipment.

Furthermore, the recent acquisition of Scanforms strengthens Webcraft's position in the financial services market because it greatly expands capacity for magnetic ink readable code checks products.

SALES AND CUSTOMERS

    The Company employs 46 sales representatives in this industry sector. They are based in 14 U.S. sales offices in 11 states and the District of Columbia. While the majority of these sales are made directly to end users, the Company also sells its direct mail products and services through advertising agencies, brokers and other agents. The Company's principal customer groups include consumer goods manufacturers, mail order and catalog publishers, fragrance marketers, financial institutions, non-profit organizations and other government agencies. The Company's ten largest customers in this industry sector (including Calvin Klein, Inc.; Publishers Clearing House; RJR Nabisco Holdings Corp. and U.S. Sales), accounted for approximately 32% of its sales in this industry sector in 1996. On average, these customers had over a nine year relationship with the Company.

    Webcraft has a contract with the United States Postal Service to supply Express Mail labels through September 1997. This contract provides for a pass through of paper cost changes over the length of the contract through a formula provided in the contract.

    The balance of Webcraft's sales are typically covered by purchase orders from the client and signed sales confirmations from Webcraft. These documents detail the terms and conditions of sale. Prices typically vary from project to project because each job is unique with its own variables, including run quantity, dimensions of the printed piece, personalization, special materials such as scratch off, die cuts and a number of other criteria. The Company does not believe that the loss of any single customer of Webcraft would have a material adverse effect on the Company's consolidated financial condition or results of operations.

COMPETITION

    In this industry sector, the Company competes with a number of different firms in each of its principal lines of direct mail business. The primary competitive factors in its specialty markets are quality, flexibility, service, timeliness of delivery and price. However, in certain non-specialty markets, such as the enhanced envelope and government printing markets, price is often the dominant factor. In the personalized direct mail product category, the Company's major competitors are Banta Direct Marketing Group, a division of Banta Corporation; Moore Response Marketing Services, a division of Moore Business Forms, Inc.; Communicolor, a division of Standard Register Company; and World Color Press, Inc. In the fragrance sampler line of business, the Company believes that its major competitor is Arcade, Inc. The Company's primary competitor in commercial games products and services is Dittler Brothers, Inc. In the production of stamps, the Company's major competitors are Fleming-Potter Co., Connecticut Color, Inc. and Cyril-Scott Company. In the non-specialty category, the products produced do not have the same complexity as products produced in Webcraft's specialty printing services. Because of this lack of complexity, there are a number of printers capable of competing with the Company in this area. Major competitors in the non-specialty market include Cyril-Scott Company and Double Envelope Corp. (Convertagraphics). Increases in printing press capacity in this segment have led to over-capacity in recent years, with resulting pricing pressures. Webcraft's management has responded to these pressures by lowering its cost structure for producing non-specialty products.

SALE OF LOTTERY BUSINESS

    In December 1996, Webcraft sold the stock of Webcraft Games, Inc., its lottery production subsidiary. This sale will enable Webcraft's management to better focus on its core businesses. In addition, the sale has provided expansion capability for direct mail production at Webcraft's North Brunswick facility, a portion of which was previously used for lottery production. See "Management's Discussion and

Analysis of Financial Condition and Results of Operations" and Note 4 to the Consolidated Financial Statements.

PREMEDIA SERVICES

    The Company provides a full line of digital premedia services for the advertising, retail catalog and packaging industries. Services and technology include digital photography studios, leading-edge desktop publishing and client/server software and hardware, turnkey catalog and advertising insert production, electronic retouching systems, large film output, Cyrel photopolymer platemaking, and digital image management systems for high speed image retrieval. The Company's operating unit in the premedia sector, Laser Tech, is headquartered in Irving, Texas and has eleven production facilities in the U.S. and manages four facilities at client locations.

PRODUCTS AND SERVICES

    BACKGROUND. The Company believes that premedia products and services exceed $5.3 billion annually, with compound annual growth rates approaching 5% over the past three years. Laser Tech believes that the digital premedia sector will continue to grow with the emergence of new distribution technologies such as CD-ROM and the World Wide Web that use digitized images. Furthermore, the acceleration of digital technologies used in premedia services has necessitated greater data processing expertise and comparatively greater capital expenditure, leading many businesses to outsource their premedia requirements.

    ELECTRONIC PREMEDIA ("EPM") OPERATIONS. EPM involves the electronic capture of black and white or full color pictures and image retouching combined with text and graphics into a page layout suitable for distribution in a print or new media format such as CD-ROM or the World Wide Web. The Company's comprehensive line of EPM services include the following:

        DIGITAL PHOTOGRAPHY. The Company operates eight fully equipped digital photography studios capable of capturing images greater than 100 megabytes for an output print size of up to 20" x 30".

        ELECTRONIC RETOUCHING. The Company offers its customers high-end facilities for electronic creation or retouching of visual images. The resulting digital image can be output as color transparency or offset film or distributed for Internet or CD-ROM publication.

        DIGITAL IMAGE SCANNING. The Company scans and color corrects transparencies, photo prints or illustrations, then outputs the digital image file to a variety of media for print or electronic distribution.


        PAGE ASSEMBLY. The Company places digital image files into customer page layouts to form finished printable advertising materials. These same digital files can be re-formatted for output to digital media such as Internet or multi-media. The Company utilizes MacIntosh-TM- and Windows NT-TM- desktop publishing technologies as well as UNIX-based-TM- client/server technologies from Silicon Graphics, Inc., Sun Microsystems, Inc., Digital Equipment Corporation, Inc. and others.



        ELECTRONIC OUTPUT. The Company outputs completed digital image files to a variety of output media, including regular and oversize lithographic films, color transparency, digital printing plate, digital new media such as the internet or CD-ROM as well as direct digital color display graphics.


        PROOFING. For each digital image file produced, the Company offers a variety of color proofing methods from direct digital methods in which the digital file is output to a color proof prior to final media output, to conventional analog proofs in which lithographic films are exposed onto color proofing materials. The Company operates low cost remote digital proofing facilities at many customer locations to provide the customer virtually instantaneous access to final digital files.

        PACKAGING. The Company offers full service specialized services to packaging customers in image capture, art production, page assembly, proofing and photopolymer platemaking tailored for both lithographic and flexographic packaging products. Packaging products require different skill sets and capabilities than advertising materials due to the varied manufacturing technologies peculiar to consumer packaging reproduction.

        FACILITIES MANAGEMENT. Laser Tech's Facilities Management division specializes in providing on-site digital premedia services to agencies, corporate advertisers or printers. Services may include only one or all of Laser Tech's service offerings. Facilities Management sites typically involve long-term contracts and minimum annual revenue commitments.

        DIGITAL ASSET MANAGEMENT. The digital files that produce printed advertising materials or digital new media materials must be organized, stored and made available for re-use. The "file rooms" of yesterday are giving way to electronic digital asset libraries for storage, retrieval and reuse of digital files. Laser Tech has developed MAXCESS-TM- (Media Access) application software to provide a turnkey technology solution to advertisers who desire to manage their digital assets for re-use or re-sale to third parties. Laser Tech's Image Technology Group is developing additional enhancements to MAXCESS-TM- to add advertising production capabilities to the original storage and retrieval platform. The acquisition of DDI brought Vision Bank to the Laser Tech asset management offering. Vision Bank is a low entry cost, scaleable enterprise software solution for digital asset management.


PREMEDIA SECTOR BUSINESS STRATEGY


    The Company's objective in this industry sector is to become the leading provider of outsourced, digital premedia and content management services to retailers, advertising agencies, and consumer product companies. Key elements of this strategy include:

    DEVELOP DIGITAL IMAGE MANAGEMENT NETWORKS. Laser Tech continues to develop systems to provide its customers with greater access to and control over their advertising images. Accordingly, it has formed the Image Technology Group to develop an interactive image management system which links advertisers and graphic designers with a database of images. The database enables them to avoid re-creation costs and streamline production flows by creating, storing, retrieving, and editing their advertisements through on-line connections from their offices. Laser Tech continues to work with TC Advertising to integrate its digital premedia communications network with TC Advertising's production facilities.

    ENTER NEW MEDIA MARKETS. Laser Tech is leveraging its electronic premedia services into the emerging technology markets of electronic distribution of information via the World Wide Web, CD-ROM and other electronic delivery methods. Laser Tech's traditional customer base is actively seeking to exploit these emerging media distribution channels. Laser Tech believes that these new distribution methods, combined with an increasing need for digital archiving and retrieval of digital images, present significant growth opportunities for Laser Tech.

    EXPAND OUTSOURCING FACILITIES. Laser Tech maintains multiple facilities in major markets across the country as well as "outsourced services" sites on customers' premises and at various TC Advertising production sites. Electronic imaging hubs are being developed to service Laser Tech's regional and national customer base. These hubs will provide first-line and overflow imaging manufacturing support for regional and national sales efforts.

    LEVERAGE EXISTING MARKETS. In conjunction with TC Advertising, Laser Tech is focusing on providing services to the substantial retail customer base of TC Advertising, including electronic premedia services, image storage and retrieval services, and customized application software for increased production efficiency for both print and new media distribution channels. Furthermore, the acquisition of DCS enhanced Laser Tech's ability to service its retail customer base with DCS's significant retail advertising insert and catalog production expertise.

SALES AND CUSTOMERS

    The Company's premedia sales force is organized into four market categories with 55 sales representatives in 13 offices. The Company's principal customer groups in the premedia sector include magazine, retail catalog and advertising insert producers, consumer product packaging manufacturers, advertising agencies, and consumer goods manufacturers and retailers. The largest of these customers include DDB Needham Worldwide; Kmart; Office Depot; RJR Nabisco Holdings Corp.; Tyson Foods, Inc. and Wal-Mart. The Company does not believe that the loss of any single customer of Laser Tech would have a material adverse effect on the Company's consolidated financial condition or results of operations.

COMPETITION

    The premedia industry sector is highly fragmented and undergoing a period of consolidation. The Company's major competitors in this sector are Applied Graphics Technologies, Inc., Wace USA and Schawk, Inc. The major competitive factors in the premedia business are price, quality of finished products, distribution capabilities, ongoing customer service and availability of time on equipment which is appropriate in size and function for a given project. The consolidation of customers within certain of the Company's premedia businesses provides both greater competitive pricing pressures and opportunities for increased volume solicitation.

ADDITIONAL COMPANY INFORMATION

RAW MATERIALS

    In 1996, Big Flower spent approximately $610 million on raw materials. The primary raw materials required in the Company's printing operation are paper, ink, plates and adhesives and in its premedia operations are film, chemicals, computer supplies and proofing materials. The Company believes that there are adequate sources of supply for its primary raw materials and that its relationships with its suppliers yield improved quality, pricing and overall service to its customers. Although there can be no assurance that the Company's sources of supply for its paper will be adequate in all circumstances, in the event that such sources are not adequate, the Company believes that alternative sources can be developed in a timely manner.

    The Company's results of operations depend to a large extent on the cost of paper and the ability of the Company to pass along to its customers any increases in these costs and remain competitive when there are decreases. In recent years, the Company has substantially reduced the number of its suppliers of paper and has formed stronger commercial relationships with such suppliers, resulting in its ability to negotiate favorable price discounts and achieve more assured sourcing of high quality paper that meets the Company's specifications.

    In connection with its acquisition by Big Flower, TC Advertising entered into a long-term ink supply agreement with a single supplier, effective July 31, 1993, pursuant to which it is obligated to purchase from such supplier a substantial portion of its annual requirements for ink. The terms of this agreement are confidential.

    Webcraft also has an ink supply agreement with a supplier pursuant to which Webcraft is obligated until August 1998 to purchase from such supplier not less than 80% of Webcraft's annual requirements for ink for heatset and flexographic inks at all plants operated by Webcraft. Price is determined on a price per pound basis that is subject to adjustments based on competitive pricing. In addition, Webcraft enjoys an incentive program based on annual purchase levels.

    The Company internally produces most of the adhesives needed for its printing operations, through its adhesives and coatings subsidiary, Webcraft Chemicals, Inc. ("Webcraft Chemicals"), but believes that there are other ready sources for these products. This subsidiary also supplies a variety of specialty chemicals for unusual format applications. Webcraft Chemicals is currently working with other Big Flower companies to increase sales of adhesives, coatings and other specialty chemicals to these potential customers.

TRADE NAMES, TRADEMARKS AND PATENTS

    The Company owns certain trade names, trademarks and patents used in its business. The loss of any such trade name, trademark or patent would not have a material adverse effect on the Company's consolidated financial condition or results of operations.

SEASONALITY

    TC Advertising's advertising insert business is seasonal in nature, with activity increasing prior to the following advertising periods: Easter (March 15-April 15); Memorial Day (April 15-May 15); Back to School (July 15-August
15); and Thanksgiving/Christmas (October 1-December 15). Sunday comics, newspaper TV listing guides, other newspaper products and other publications are not seasonal in nature. Net sales percentages for the Company by quarter for the twelve months ended December 31, 1996 were 19%, 25%, 26% and 30% of total net sales for the quarters ended March 31, June 30, September 30 and December 31, respectively. Based on its historical experience and projected operations, the Company expects its operating results to be highest in the quarter ended December 31 and weakest in the quarter ended March 31.

GOVERNMENTAL REGULATIONS

    The Company's business is subject to a variety of federal, state and local laws, rules and regulations. The Company's production facilities are governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act ("OSHA") and the regulations promulgated thereunder. Except as described herein, the Company is not aware of any pending legislation that in its view is likely to affect significantly the operations of the Company's business. The Company believes that the operations of its subsidiaries comply substantially with all applicable governmental rules and regulations.

ENVIRONMENTAL MATTERS

    Certain of the Company's operations are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, in certain cases without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of such hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. The Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted. The Company therefore cannot predict the amount of future expenditures which may be required in order to comply with any environmental laws or regulations or to satisfy any such claims. Based on currently available information, the Company believes that its operations comply substantially with all applicable environmental laws and regulations.

    The Company's acquisition of Webcraft resulted in certain obligations under the New Jersey Industrial Site Recovery Act, formerly known as the Environmental Cleanup Responsibility Act (together, "ISRA"), which is triggered by the transfer of industrial property. For the four New Jersey sites, the New Jersey Department of Environmental Protection ("NJDEP") approved the transfer of Webcraft's facilities without requiring any further investigatory or cleanup work under ISRA. At two sites, Webcraft and the NJDEP agreed that Webcraft would continue to maintain financial guarantees that were previously established pursuant to ISRA (in the amounts of $30,000 and $1,000,000), continue site investigations that were already underway, and institute remediation measures as appropriate, based on its investigations. At the third site, Webcraft established a nominal financial guarantee which the Company believes will be sufficient to cover the costs of investigating and remediating contamination discovered there. At the fourth site, no financial guarantee was required by the NJDEP, which has subsequently issued a letter confirming that the ISRA matter is complete. The Company has obtained an indemnification from the selling shareholders of Webcraft for certain costs resulting from pre-existing conditions pertaining to Webcraft, including but not limited to environmental matters. This indemnification is subject to certain limitations, including threshold requirements and a maximum liability cap of $4.8 million. With respect to Webcraft's ISRA obligations, the Company believes, based on the indemnification agreement, as well as potential contribution from a third party for contamination at one such site, and existing cost estimates for all such sites, that its liability for such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, there can be no assurance that such matters will not ultimately have such an effect.

    TC Advertising and Webcraft have been identified as potentially responsible parties ("PRPs") for the cleanup of contamination resulting from disposals of hazardous waste pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund") and analogous state laws. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for response costs at a cleanup site if the harm at the site is indivisible. This generally means that each responsible party could be held liable for the entire costs of the necessary response actions at a Superfund site. As a practical matter, however, at sites where there are multiple PRPs for a cleanup, the costs of cleanup typically are allocated, according to a volumetric or other standard, among the parties. CERCLA also provides that responsible parties generally may seek contribution for the costs of cleaning up a site from other responsible parties. Thus, if one party is required to clean up an entire site, that party can seek reimbursement or recovery of such costs from other responsible parties.

    TC Advertising has been identified as a PRP at two sites pursuant to CERCLA, and one additional site pursuant to analogous state environmental laws and regulations, to which sites TC Advertising, among others, sent waste in the past. TC Advertising believes that, with respect to one site, its liability will not be material, and the Company has established a nominal reserve to cover any such liability. With respect to the other two sites, TC Advertising believes that it is, or may be responsible for a very minor portion, if any, of the total cleanup costs at each such site. As a result, based on a review of the data available to the Company regarding each such site, including the number and viability of other PRPs, the minor volumes of waste which TC Advertising is alleged to have contributed, the range of likely cleanup costs, and a comparison of TC Advertising's alleged liability at each such site to settlements previously reached by TC Advertising in similar cases, the Company believes that such matters will not result in liabilities or expenditures that will have a material adverse effect on the Company's consolidated financial position or results of operations. Nonetheless, because neither the final total cleanup costs at each of the remaining sites have been ascertained nor TC Advertising's final proportionate share determined, there can be no assurance that such matters, or any similar liabilities that arise in the future, will not ultimately have such an effect.

    Webcraft has been identified as a PRP at two sites pursuant to CERCLA and/or analogous state law, to which site Webcraft, among others, sent waste in the past. Based on the minor volumes of waste which Webcraft is alleged to have contributed, the range of likely cleanup costs, and the indemnification agreement between the Company and the selling shareholders of Webcraft, the Company believes that this matter will not result in liabilities or expenditures that will have a material adverse effect on the Company's consolidated financial position or results of operations. However, because neither the final total cleanup costs at these sites have been ascertained nor Webcraft's final proportionate share determined, there can be no assurance that such matters, or any similar liabilities that arise in the future, will not ultimately have such an effect.

    In addition, in 1990, the United States Environmental Protection Agency ("EPA") identified Webcraft, among others, as a PRP pursuant to CERCLA for regional groundwater contamination in the vicinity of Webcraft's Chalfont, Pennsylvania facility. Webcraft responded to the EPA notice disclaiming any responsibility for such contamination. As of the present time, Webcraft has heard nothing further from the EPA regarding this matter. Based on an indemnification agreement with the prior site owner, as well as the indemnification agreement with the selling shareholders of Webcraft, the Company believes that its liability, if any, at this site will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, because the nature of the claim has not been ascertained, there can be no assurance that such matter will not ultimately have such an effect.

EMPLOYEES

    As of May 1, 1997, the Company had approximately 6,419 employees, of which approximately 1,233 were salaried and 5,186 were hourly. Most of Webcraft's hourly employees at its North Brunswick and Newark, New Jersey facilities are represented by the United Paper Workers International Union, AFL-CIO. Webcraft entered into a new three-year contract with this union on February 1, 1995. Under this agreement, represented employees will receive an hourly base rate increase of 3% in 1997. The Company believes it has satisfactory employee and labor relations.

PROPERTIES

    The Company maintains a large number of diverse properties. Management believes that these properties, taken as a whole, are generally well maintained and are adequate for current and foreseeable business needs. The majority of these properties are leased. Substantially all of the Company's materially important physical properties are being fully utilized. The Company's properties are covered by all-risk and liability insurance which the Company believes is customary for the industry.

EXECUTIVE OFFICES

    Big Flower, TC Advertising, Webcraft and Laser Tech each lease their executive offices in New York City, New York; Baltimore, Maryland; Horsham, Pennsylvania and Irving, Texas, respectively. The lease terms for Big Flower's, Webcraft's and Laser Tech's facilities expire in November 2006, February 1998 and September 1999, respectively. TC Advertising occupies its executive offices pursuant to two leases that expire in December 2000 and December 2005, respectively.

PRODUCTION FACILITIES

    As of May 1, 1997, the Company owned 11 and leased 23 production facilities, with lease terms expiring from September 30, 1997 to May 30, 2006, as set forth below:

                                                                        APPROXIMATE       LAND TITLE; IF LEASED,
TC ADVERTISING LOCATIONS                                               SQUARE FOOTAGE     LEASE TERM EXPIRATION
--------------------------------------------------------------------  ----------------  --------------------------
Atlanta, GA(1)......................................................        100,057     Fee Ownership
Charlotte, NC.......................................................        105,400     December 31, 2002
City of Industry, CA................................................        103,000     September 30, 2001
Columbus, OH........................................................        141,185     December 31, 2004
Dallas, TX..........................................................         90,000     September 30, 2002
East Longmeadow, MA.................................................        159,241     February 3, 2006
Elk Grove Village, IL...............................................         80,665     August 31, 2002
Greenville, MI......................................................        130,000     Fee Ownership
Lenexa, KS..........................................................         90,000     Fee Ownership
Manassas, VA........................................................        108,120     February 28, 2003
Niles, MI...........................................................         90,000     Fee Ownership
Pomona, CA..........................................................        144,542     May 31, 2006
Portland, OR........................................................        125,250     October 31, 2002
Sacramento, CA......................................................         57,483     Fee Ownership
Saugerties, NY(1)...................................................        209,000     Fee Ownership
Salt Lake City, UT..................................................         55,000     October 31, 1997
San Antonio, TX.....................................................         67,900     Fee Ownership
Tampa, FL...........................................................         72,418     October 31, 1999


WEBCRAFT LOCATIONS
--------------------------------------------------------------------
Bristol, PA.........................................................        132,000     Fee Ownership
Chalfont, PA........................................................        320,000     Fee Ownership
Newark, NJ..........................................................         23,000     Fee Ownership
Newark, NJ..........................................................         22,692     June 30, 1998
North Brunswick, NJ.................................................        296,000     Fee Ownership
Salisbury, MD.......................................................         66,000     July 7, 1999

LASER TECH LOCATIONS
--------------------------------------------------------------------
Atlanta, GA.........................................................         15,588     February, 2001
Carlsbad, CA........................................................          8,500     December 1, 1998
Dallas, TX..........................................................         15,000     September 30, 1997
Delray Beach, FL....................................................          2,500     February 28, 1998
Irvine, CA..........................................................         13,000     October 9, 1998
Irving, TX..........................................................         62,687     September 1, 1999
Mobile, AL..........................................................          4,200     June 30, 2000
Salt Lake City, UT(2)...............................................            840                 --
San Antonio, TX.....................................................          7,927     October 31, 1997
San Francisco, CA...................................................          5,260     May 31, 2000
St. Louis, MO(1)....................................................         38,000     May 30, 2006


------------------------

(1)   Comprised of two adjacent facilities.

(2)   Located within TC Advertising's Salt Lake City facility.

SALES OFFICES AND OTHER FACILITIES


    As of May 1, 1997, the Company had 42 sales offices and five other facilities. All of the sales offices and other facilities are leased, with lease terms expiring from July 31, 1997 to June 30, 2006, with the exception of one office which is owned.



LEGAL PROCEEDINGS


    Certain claims, suits and complaints which arise in the ordinary course of the Company's business have been filed or are pending against the Company. The Company believes that all such matters either are adequately reserved for, are covered by insurance, or would not, after taking into account the reserves established and/or insurance in place, have a material adverse effect on the Company's consolidated financial condition or results of operations, if adversely determined against the Company.

                                   MANAGEMENT

    The following table sets forth certain information regarding the directors and executive officers of the Company, all of whom are U.S. citizens.

NAME                                      AGE                                    POSITIONS
------------------------------------      ---      ---------------------------------------------------------------------
R. Theodore Ammon...................          47   Class III Director; Chairman of the Board
Leon D. Black.......................          45   Class III Director
Peter G. Diamandis..................          65   Class II Director
Robert M. Kimmitt...................          49   Class I Director
Joan D. Manley......................          64   Class II Director
Newton N. Minow.....................          71   Class I Director
Edward T. Reilly....................          50   Class III Director; President and Chief Executive Officer
Edward M. Yorke.....................          38   Class I Director
Mark A. Angelson....................          46   Executive Vice President and General Counsel and Secretary of the
                                                   Board of Directors
Richard L. Ritchie..................          50   Executive Vice President and Chief Financial Officer

    Certain information regarding each person listed above, including such person's principal occupation during the past five years and current directorships, is set forth below. Unless indicated otherwise, all directors and executive officers have had the indicated principal occupations for the past five years.


    R. THEODORE AMMON has been the Chairman of the Board of Big Flower since its inception and was Chief Executive Officer from that date until April 1997. Mr. Ammon was a General Partner of Kohlberg Kravis Roberts & Co. (a New York and San Francisco-based investment firm) from 1990 to 1992, and an executive of such firm prior to 1990. Mr. Ammon is also a member of the Board of Directors of Host Marriott Corporation, Culligan Water Technologies, Inc. and Samsonite Corporation. In addition, Mr. Ammon serves on the Board of Directors of the New York YMCA, Jazz @ Lincoln Center and the Institute of International Education, and on the Board of Trustees of Bucknell University.


    LEON D. BLACK has been a Director of Big Flower since 1993. Mr. Black is one of the founding principals of Apollo Advisors, L.P., which, together with its affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and of Lion Advisors, L.P., which acts as a financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Black is a director of Converse, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Inc., Samsonite Corporation, Telemundo Group, Inc. and Vail Resorts, Inc.


    PETER G. DIAMANDIS has been a Director of Big Flower since September 1994. Mr. Diamandis was Vice Chairman of Donnelley Marketing, Inc., a marketing company, from 1991 through 1996. He has also been the Chairman of TVSM, Inc., a magazine publishing company, since 1991. From 1988 to 1991, Mr. Diamandis served as President and Chief Executive Officer of Hachette Publications, which purchased Diamandis Communications Inc. in 1988. From 1987 to 1988, Mr. Diamandis served as Chairman, President and Chief Executive Officer of Diamandis Communications Inc., a publisher of special interest magazines. In 1982, Mr. Diamandis joined CBS Magazines ("CBS") as Vice President, Group Publisher, Women's Day, and served as President of CBS from September 1983 to 1987. Mr. Diamandis is a former Chairman of Magazine Publishers of America. Mr. Diamandis serves on the Board of Trustees of Bucknell University.


    ROBERT M. KIMMITT has been a Director of Big Flower since November 1996. Since May 1997, he has been a partner in the law firm of Wilmer, Cutler & Pickering. From 1993 to May 1997, Mr. Kimmitt was a managing director of Lehman Brothers and head of its Washington office. Prior to joining Lehman Brothers, Mr. Kimmitt served from 1991 to 1993 as American Ambassador to Germany, and from 1989 to 1991 as Under Secretary of State for Political Affairs. He was a partner in the Washington office of Sidley

& Austin from 1987 to 1989. Mr. Kimmitt served as a member of the National Security Council staff at the White House from 1978 to 1985 and General Counsel of the Department of the Treasury from 1985 to 1987. Mr. Kimmitt serves on the board of Mannesmann Corporation of Duesseldorf, Germany, a global industrial, automotive, and telecommunications company, and on the U.S. Group Council of BMW Corporation of Munich, Germany. He is also on the Board of the German Marshall Fund.

    JOAN D. MANLEY has been a Director of Big Flower since September 1994. Ms. Manley retired from Time Incorporated in 1984, where she had held numerous positions since 1960. At the time of her retirement, Ms. Manley was Group Vice President and a director of Time Incorporated. Ms. Manley serves on the Board of Directors of Aon Corporation, Sara Lee Corporation and Viking Office Products, Inc. and is a Trustee of the Keystone Center.

    NEWTON N. MINOW has been a Director of Big Flower since September 1996. Since 1991, Mr. Minow has been counsel to the law firm of Sidley & Austin, where he served as Partner from 1965 to 1991. He also served as Chairman of the Federal Communications Commission from 1961 to 1963. He is a director of Sara Lee Corporation, Aon Corporation, Manpower, Inc. and True North Communications, Inc. Mr. Minow is former Chairman of the Carnegie Corporation of New York, a Trustee and former Chairman of the Board of Trustees of The RAND Corporation, and former Chairman of the Board of Governors of the Public Broadcasting Service. Mr. Minow is also a Life Trustee of the University of Notre Dame and a Life Trustee of Northwestern University.

    EDWARD T. REILLY has been Chief Executive Officer of the Company since April 1997, President of Big Flower since March 1996 and a Director of the Company since June 1996. He was also the Chief Operating Officer of Big Flower from March 1996 until April 1997. He is also a director of TC Advertising, Laser Tech and Webcraft. Prior to joining Big Flower, Mr. Reilly held a variety of executive positions with McGraw-Hill, Inc., a publishing and communications company, in their Broadcast and Publication groups from 1968 to 1996, and served as President of McGraw-Hill Broadcasting from 1987 to 1996. Mr. Reilly has been active in television industry affairs, having served as the Chairman of the Television Bureau of Advertising, a member of the Board of Directors of the Ad Council and a member of the Board of Directors of the National Association of Broadcasters. Mr. Reilly is also a Trustee of Lynchburg College.

    EDWARD M. YORKE has been a Director of Big Flower since 1993. He has been an officer since 1992 of Apollo Advisors, L.P., which, together with its affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. From 1990 to 1992, Mr. Yorke was a vice president in the high yield capital markets group of BT Securities Corp. Mr. Yorke is a director of Aris Industries, Inc., Salant Corporation and Telemundo Group, Inc.

    MARK A. ANGELSON has been Executive Vice President and General Counsel and Secretary of the Board of Directors of Big Flower since March 1996. He is also a director of TC Advertising, Laser Tech and Webcraft. Prior to joining Big Flower, Mr. Angelson was a partner of the law firm Sidley & Austin from 1982 to 1996. Mr. Angelson was Co-Chair of Sidley's international operations, founder of the firm's English law practice and manager of the firm's offices in Singapore, New York and London. Mr. Angelson is admitted to practice law in the State of New York, and as a solicitor in England and Wales. He is also a Trustee of American School in London Foundation, Inc., a Fellow of Royal Society of Arts and a member of the Advisory Board of Jobs for the Future, Inc.

    RICHARD L. RITCHIE has been Executive Vice President and Chief Financial Officer of Big Flower since January 1997. Prior to joining Big Flower, Mr. Ritchie served as Senior Vice President and Chief Financial Officer of Harte-Hanks Communications, Inc. from 1986 to 1996.

    The directors of the Company are divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as possible, of one third of the total number of directors constituting the entire Board of Directors. Currently, the Class I directors are Messrs. Kimmitt, Minow and Yorke; the Class II directors are Mr. Diamandis and Ms. Manley; and the Class III directors are Messrs. Ammon, Black and Reilly. The Class I directors were initially elected, in the case of Mr. Kimmitt, and reelected, in the case of Messrs. Minow and Yorke, at the 1996 Annual Meeting of Stockholders to hold office until the date of the 1999 Annual Meeting of Stockholders; the initial Class II directors were elected to hold office until the date of the 1997 Annual Meeting of Stockholders (which is currently scheduled for June 24, 1997); and the initial Class III directors were elected to hold office until the date of the 1998 Annual Meeting of Stockholders and, in each case, until his or her successor is elected and qualified and subject to his or her prior death, resignation, retirement, disqualification or removal. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The term of office of each executive officer is until the organizational meeting of the Board of Directors of the Company following the next annual meeting of the Company's stockholders and until his successor is elected and qualified or until his prior death, resignation, retirement, disqualification or removal.

                              SELLING STOCKHOLDERS

    All of the shares of Common Stock being offered hereunder are being sold by certain stockholders as indicated below (the "Selling Stockholders"). The Company will not receive any of the proceeds from the shares of Common Stock being sold. The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date hereof and as adjusted after giving effect to the Offering hereunder, by each Selling Stockholder.


                                                     COMMON STOCK BENEFICIALLY                      COMMON STOCK TO BE
                                                         OWNED PRIOR TO THE                      BENEFICIALLY OWNED AFTER
                                                            OFFERING(A)                              THE OFFERING(A)
                                                     --------------------------    NUMBER OF    --------------------------
                                                      NUMBER OF    PERCENTAGE    SHARES BEING     NUMBER      PERCENTAGE
NAME AND ADDRESS OF SELLING STOCKHOLDER                SHARES       OF CLASS      OFFERED(A)     OF SHARES     OF CLASS
---------------------------------------------------  -----------  -------------  -------------  -----------  -------------
Apollo Big Flower Partners, L.P.(b)................    4,470,922         26.7%      2,762,398     1,708,524          9.2%
  c/o Apollo Advisors, L.P.
  Two Manhattanville Road
  Purchase, New York 10577
BT Investment Partners, Inc. (c)...................    1,738,692          9.4       1,738,692            --           --
  280 Park Avenue
  New York, New York 10017
Leon D. Black (d)..................................           --           --              --            --           --
  c/o Apollo Management, L.P.
  1301 Avenue of the Americas
  New York, New York 10019
Edward M. Yorke (d)................................           --           --              --            --           --
  c/o Apollo Management, L.P.
  1301 Avenue of the Americas
  New York, New York 10019
Sebastian Carcioppollo.............................      229,838          1.4         229,838            --           --
  6331 Grand Cypress Circle
  Lake Worth, FL 33467
Robert A. Samans...................................      445,070          2.7         100,000       345,070          1.9
  c/o Scanforms, Inc.
  181 Rittenhouse Circle
  Bristol, PA 19007-0602
John G. Bugnitz....................................      197,848          1.2         169,072        28,776            *
  Revocable Living Trust
  17275 Portland Cove Lane
  Glencoe, MO 63038
All Selling Stockholders as a group................    7,082,370         38.3%      5,000,000     2,082,370         11.3%


------------------------

*   Less than one percent.

(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by such person or group of persons named above, any security which such person or persons has or have the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. For purposes of this table, the number of shares of Common Stock is stated assuming that the Underwriters' over-allotment options are not exercised. Except as otherwise indicated, each person and entity has sole voting and dispositive power with respect to the shares set forth in the table.

(b) If the Underwriters' over-allotment option is exercised in full, Apollo will sell an additional 750,000 shares in the Offering and may be deemed to beneficially own 958,524 (or 5.2%) of the total shares of Common Stock outstanding.


(c) Represents shares of Class B Common Stock of the Company, which are not voting but are convertible into shares of Common Stock under certain circumstances.

(d) Does not include shares owned by Apollo. Mr. Black and Mr. Yorke are officers of Apollo Capital Management, Inc., the general partner of Apollo Advisors, L.P., the managing general partner of AIF II, L.P., which in turn acts as the general partner of Apollo. Messrs. Black and Yorke expressly disclaim beneficial ownership with respect to such shares.

REGISTRATION RIGHTS AGREEMENT


    Pursuant to an agreement dated as of August 12, 1993, as amended to date (the "Registration Rights Agreement"), the Company has agreed to provide Apollo, BTIP, Mr. Ammon, Berenson Minella & Company ("Berenson") and certain management investors (each of Apollo, BTIP, Mr. Ammon, Berenson and such management investors, a "Rightholder") with certain registration rights for shares of Common Stock held by them and their transferees. Under the Registration Rights Agreement, Apollo, BTIP, Mr. Ammon and their respective transferees have the right to require the Company to register shares of Common Stock under the Securities Act for sale in an underwritten offering. The party or parties making a demand must own and include at least 5% of the then issued and outstanding Common Stock in any such demand registration. Neither Apollo, BTIP and their respective transferees, nor Mr. Ammon and his transferees, may make, in the aggregate, more than three such demands, and no more than two such demands may be made in any six-month period. The Company can, subject to a customary underwriter's reduction, include certain other securities in any such demand registration, including shares of Common Stock held for the account of the Company and shares held for the account of Rightholders. In the event of an underwriter's reduction, shares held for the account of the Company will first be reduced in a specified proportion and then, if further reduction is necessary, shares held for the account of Rightholders will be reduced in a specified proportion. In addition, if the Company proposes to file a registration statement covering shares held for its own account or for the account of its shareholders (other than in certain cases, including a demand registration as described above), the Rightholders will have the right, subject to a pro rata underwriter's reduction, to include shares held by them in such registration. The Company has agreed to indemnify each Rightholder in respect of certain liabilities, including civil liabilities under the Securities Act, and to pay certain expenses relating to such registrations. The Company is required to use its best efforts to effect such registrations, subject to certain conditions and limitations. All management investors have waived whatever rights they may have under the Registration Rights Agreement in connection with this Offering. See "Shares Subject to Registration Rights".


OTHER MATERIAL RELATIONSHIPS OF SELLING STOCKHOLDERS WITH THE COMPANY


    During Fiscal 1996, the Company paid approximately (x) $830,000 in fees to BT Securities Corporation, an affiliate of BTIP, for advice and underwriting services in connection with certain of the Company's debt and (y) $2,240,000 to Bankers Trust Company, an affiliate of BTIP, in connection with its role as agent and lender under the Credit Agreement. If the New Credit Facility is entered into, Bankers Trust Company will also receive fees in connection with its services thereunder. The amount of such fees has not yet been determined.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    At the consummation of the Offering, the capital stock of Big Flower will consist of 50,000,000 authorized shares of Common Stock, of which 18,499,162 shares will be issued and outstanding and 2,506,353 shares of Common Stock will be reserved for issuance under stock options which may be granted under the Plan (with an additional 2,000,000 shares of Common Stock being reserved if the proposed amendments to the Plan are adopted by the Company's stockholders at the Company's 1997 Stockholders Meeting currently scheduled to be held on June 24,
1997); 2,500,000 authorized shares of Class B Common Stock, of which no shares will be issued and outstanding; and 10,000,000 authorized shares of preferred stock, of which no shares will be issued and outstanding. 250,000 shares of preferred stock are designated as Series A Junior Preferred Stock ("Series A Preferred Stock"), and reserved for issuance pursuant to the Company's Rights Plan (as described below).


COMMON STOCK

    The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of Big Flower. Upon liquidation, dissolution or winding up of Big Flower, the holders of Common Stock are entitled to receive, pro rata with the holder of the Class B Common Stock, the assets of Big Flower which are legally available for distribution, after payment of all debts, other liabilities and any liquidation preference of outstanding preferred stock. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

CLASS B COMMON STOCK

    BTIP is the only holder of the Class B Common Stock, which is not entitled to vote except as required by law. BTIP, an affiliate of a bank holding company, is subject to certain banking laws and regulations ("Banking Laws") which limit its ability to hold voting capital stock. Except with respect to the potential issuance of stock dividends as described below, the Company does not intend to issue any additional shares of Class B Common Stock. The Class B Common Stock has rights identical to the Common Stock with respect to dividends and distributions, provided that if dividends are declared which are payable in Common Stock, Big Flower will make available to each holder of Class B Common Stock, at such holder's request, dividends consisting of Class B Common Stock. The Class B Common Stock is convertible into Common Stock on a share-for-share basis in certain circumstances, subject to Banking Laws. The Class B Common Stock held by BTIP will be converted into Common Stock and sold in the Offering.

PREFERRED STOCK

    The Board is authorized to issue preferred stock in classes or series and to fix the designations, preferences, qualifications, limitations, or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights, if any, and other terms. 250,000 shares of Series A Preferred Stock are reserved for issuance pursuant to the Company's Rights Plan.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE COMPANY'S CERTIFICATE AND BYLAWS


    The Certificate and Bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.



    Pursuant to the Certificate, the Board is divided into three classes serving staggered three-year terms. See "Management." Directors can be removed from office only for cause and only by the affirmative vote of the holders of 85% of the Common Stock. Vacancies and newly created directorships on the Board may be filled only by a majority of the remaining directors, by a sole remaining director or by the affirmative vote of the holders of 85% of the Common Stock.


    The Certificate also provides that any action required or permitted to be taken by the holders of Common Stock may be taken only at an annual or special meeting of such holders, and prohibits stockholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of holders of Common Stock may be called only by the Chairman or the President of the Company and must be called by Chairman, President or the Secretary of the Company at the request in writing of a majority of the Board. Holders of Common Stock are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

    The Bylaws may be amended or changed or new Bylaws may be adopted only by the Board or the affirmative vote of 85% of the outstanding shares of Common Stock.

    The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 nor more than 90 days prior to the date of the annual meeting, and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

    Article FIFTH of the Company's Certificate provides for, among other things,
(i) classification of the Company's Board, (ii) removal of the Company's directors from office only for cause, (iii) amendment of the Bylaws by stockholders of the Company to require an affirmative vote of the holders of 85% of the outstanding shares of the Company's Common Stock, (iv) prohibition of action by written consent of the stockholders of the Company, (v) elimination of the Company director liability to the maximum extent permitted by the Delaware General Corporation Law and (vi) amendment of the Rights Agreement to require action by a majority of Continuing Directors.

    A Continuing Director is defined as a person serving as a member of the Company's Board on November 28, 1995 and any person who subsequently becomes a member of the Board if such person was elected by, or such person's nomination for election was recommended or approved by, a majority of the Continuing Directors then in office. The Company's Certificate also provided that the provisions of Article FIFTH of the Company's Certificate may only be altered, amended or replaced by either the affirmative vote of the holders of 85% of the outstanding shares of the Company's Common Stock or by a majority of Continuing Directors.

RIGHTS PLAN

    In 1995 the Board declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock payable to stockholders of record at the close of business on the business day immediately following the date of consummation of the initial public offering of the Company's Common Stock (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one-one-hundredth of a share of Series A Preferred Stock at an exercise price of $55 per unit. The terms of the Rights are set forth in a Rights Agreement between the Company and a Rights Agent (the "Rights Agreement"). The following summary outlines certain provisions of the Rights Agreement and is qualified by reference to the full text of the form of Rights Agreement.

    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock, separate Rights Certificates will be issued and a distribution date (the "Distribution Date") will occur upon the earlier to occur of (i) ten days following the date of a public announcement that there is an Acquiring Person (as defined below) (such date, the "Stock Acquisition Date"), or (ii) ten days following commencement of a tender or exchange offer that would result in the offeror beneficially owning 15% or more of the then outstanding shares of Common Stock.

    The term "Acquiring Person" means, any person who, together with affiliates and associates either (a) acquires (after the Record Date) beneficial ownership of shares of Common Stock representing 15% or more of the Common Stock or (b) is the beneficial owner of 30% or more of the Common Stock and the Class B Common Stock. However, shares of Common Stock and options to purchase Common Stock issued or granted by the Company to a director, officer or employee pursuant to, or upon exercise of options or rights granted pursuant to, any benefit plan of the Company shall not be deemed to be beneficially owned by such person for purposes of determining such person's percentage beneficial ownership of Common Stock.

    In the event that a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a calculated value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Amendment) were, beneficially owned by an Acquiring Person and certain related persons and transferees will be null and void. However, Rights are not exercisable following the occurrence of such event until such time as the Rights are no longer redeemable as set forth below.

    The Rights are not exercisable until the Distribution Date and will expire on the tenth anniversary of their issuance, unless redeemed earlier by the Board.


    At any time prior to the tenth day following the Stock Acquisition Date, the Company may redeem the Rights, in whole, but not in part, at a price of $0.01 per Right, upon approval of a majority of Continuing Directors.


    In general, the Rights Agreement may be amended upon approval of a majority of the Continuing Directors (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date in certain respects including (a) to shorten or lengthen any time period and (b) in a manner not adverse to the interests of Rights holder. However, amendments extending the redemption period must be made while the Rights are still redeemable.

    The Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Continuing Directors. The Rights should not interfere with any merger or other business combination approved by a majority of the Continuing Directors since the Continuing Directors may redeem the Rights as provided above.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

    Big Flower is subject to the "business combination" statute of the Delaware General Corporation Law (Section 203). In general, such statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless
(i) such transaction is approved by the board of directors of such corporation prior to the date the interested stockholder obtains such status, (ii) upon consummation of such transaction, the "interested stockholder" beneficially owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers of such corporation and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(iii) the "business combination" is approved by the board of directors of such corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation which is not owned by the "interested stockholder". A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to the "interested stockholder". An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) beneficially 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Big Flower and, accordingly, may discourage attempts to acquire Big Flower.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Under Big Flower's Certificate, upon consummation of the Offering there will be 31,500,838 shares of Common Stock authorized but unissued (and not reserved for issuance upon conversion of the Class B Stock or exercise of options), and 9,750,000 shares of preferred stock authorized but unissued (and not reserved for issuance of the Series A Preferred Stock), for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

    The issuance of preferred stock could have the effect of delaying or preventing a change in control of Big Flower. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

    One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of Big Flower by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

    Big Flower does not currently have any plans to issue additional shares of Common Stock or preferred stock other than shares of Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to directors, officers and employees of the Company. 250,000 shares of Series A Preferred Stock are reserved for issuance pursuant to the Company's Rights Plan. See "--Rights Plan."

LIMITATION OF DIRECTORS' LIABILITY

    The Company's Certificate contains a provision that limits the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Such limitation does not, however, affect the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholder's derivatives suits on behalf of the Company) to recover monetary damages against a director of the Company for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the directors and officers of the Company have directors' and officers' liability insurance.

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Company's Common Stock is the Bank of New York.


                     SHARES SUBJECT TO REGISTRATION RIGHTS


    Sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock following the Offerings.


    Upon completion of the Offering, a substantial number of shares of Common Stock, including 1,708,524 shares beneficially owned by Apollo (assuming the Underwriters' over-allotment option is not exercised) and 2,317,144 shares beneficially owned by Mr. Ammon, will be subject to registration rights. The Company and certain stockholders have agreed (subject to certain exceptions) not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Actual sales of shares of Common Stock under a registration statement, pursuant to Rule 144 or otherwise in the future, or the prospect of such sales, may depress the price of Common Stock.


REGISTRATION RIGHTS

    Under certain registration rights agreements and subject to certain limitations, if at any time Big Flower proposes to file a registration statement under the Securities Act with respect to an offering by Big Flower for its own account or for the account of any of its representative securityholders of any class of debt or equity security (other than (a) a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the Commission), or (b) a registration statement filed in connection with an exchange offer or offering of securities solely to the Company's existing securityholders), then certain Rightholders with respect to all shares of Common Stock owned collectively by them, can cause the Company to register such number of shares of Common Stock as such holder may request.


    Under certain registration rights agreements and subject to certain limitations, at any time and from time to time on or after the consummation of the Offerings, Mr. Ammon and Apollo and their respective transferees, may make written requests for registration by the Company of the Common Stock under the Act (a "Demand Registration") with respect to all shares of Common Stock owned collectively by them. Certain officers, members of management and key employees may have rights, subject to certain limitations, to register shares in a Demand Registration.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:


                                                                             NUMBER OF SHARES
                               UNDERWRITER                                   OF COMMON STOCK
--------------------------------------------------------------------------  ------------------
Goldman, Sachs & Co.......................................................
Bear, Stearns & Co. Inc...................................................
Alex. Brown & Sons Incorporated...........................................
Credit Suisse First Boston Corporation....................................
                                                                                 ----------
      Total...............................................................        5,000,000
                                                                                 ----------
                                                                                 ----------


    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.


    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $         per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $         per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.



    Apollo has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus for the purchase of up to an aggregate of 750,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares of Common Stock offered hereby.



    The Company and certain stockholders have agreed (subject to certain exceptions) not to offer, sell, contract to sell, or otherwise dispose of any Common Stock or other securities of Big Flower that are substantially similar to the Common Stock (or any securities convertible into or exchangeable for, or any options or other rights to acquire, any Common Stock or other securities of Big Flower that are substantially similar to the Common Stock) for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co.



    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


    In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market in accordance with Regulation M under the Exchange Act. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise.

                            VALIDITY OF COMMON STOCK

    The validity of the Common Stock offered hereby will be passed upon for the Company by Sullivan & Cromwell, New York, New York and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for the year ended December 31, 1996, the six months ended December 31, 1995, the year ended June 30, 1995 and the 323 days ended June 30, 1994 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference, and have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTA-

TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                            ------------------------

                               TABLE OF CONTENTS


                                                     PAGE
                                                     -----
Incorporation of Certain Documents by
  Reference.....................................           3
Available Information...........................           4
Summary.........................................           5
Risk Factors....................................          11
Use of Proceeds.................................          14
Price Range of Common Stock and Dividend
  Policy........................................          14
Capitalization..................................          15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................          16
Business........................................          22
Management......................................          40
Selling Stockholders............................          43
Description of Capital Stock....................          45
Shares Subject to Registration Rights...........          49
Underwriting....................................          50
Validity of Common Stock........................          51
Experts.........................................          51



                                5,000,000 SHARES


                                BIG FLOWER PRESS
                                 HOLDINGS, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                            ------------------------

                                     [LOGO]

                            ------------------------


                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                               ALEX. BROWN & SONS

      INCORPORATED

                           CREDIT SUISSE FIRST BOSTON

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The table below sets forth the expenses expected to be incurred and borne solely by the Company in connection with the registration of the shares of Common Stock offered hereby. All amounts, except the SEC Registration Fee, are estimated.


SEC Registration Fee..............................................  $  34,848
Legal Fees and Expenses...........................................    250,000
Blue Sky Fees and Expenses........................................      5,000
Accounting Fees and Expenses......................................     50,000
Printing Fees and Expenses........................................    150,000
Miscellaneous.....................................................     50,000
                                                                    ---------
    Total.........................................................  $ 539,848
                                                                    ---------


------------------------

*   To be filed by amendment.

    The Company has agreed to bear certain costs of registering the shares of Common Stock under the Securities Act, including the registration fee under the Securities Act, all other registration and filing fees, all fees and disbursements of counsel and accountants retained by the Company and all other expenses incurred by the Company in connection with the Company's performance of or compliance with the Registration Rights Agreement; such costs (or estimates thereof) have been set forth above. The Selling Stockholders will bear certain other costs relating to the registration of the shares of Common Stock under the Securities Act, including all underwriting discounts and commissions, all transfer taxes and all costs of any separate legal counsel or other advisors retained by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

    The Bylaws contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the fullest extent permitted by, and in the manner permissible under, the General Corporation Law of the State of Delaware.

    As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the Company's Certificate contains a provision eliminating the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

    The Company maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

    Pursuant to the Underwriting Agreement, the Underwriters have agreed to indemnify the Company and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. Pursuant to Registration Rights Agreements, the Selling Stockholders have agreed to indemnify the Underwriters and the Company and its officers, directors and control persons against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

    (a) Exhibits


     *1.1(a) Form of Underwriting Agreement dated May , 1997, among Big Flower Press Holdings,
           Inc., the Selling Stockholders and the Underwriters.

      4.1  Restated Certificate of Incorporation of Big Flower Press Holdings, Inc. filed on
           December 19, 1995.(1)

      4.2  Certificate of Designation Preferences and Rights of Series A Junior Preferred
           Stock of Big Flower Press Holdings, Inc.(1)

      4.3  Amended and Restated Bylaws of Big Flower Press Holdings, Inc.(1)

     *5.1  Opinion as to validity of the Shares.

     23.1  Consent of Counsel (included in Exhibit 5.1).

     23.2  Consent of Deloitte & Touche LLP.

     24.1  Power of Attorney (included as part of the Signature Page of this Registration
           Statement).


------------------------


*   To be filed by amendment.


(1) Incorporated by reference to Big Flower Press Holdings, Inc. Form 10-Q, for the quarterly period ended December 31, 1995 (File # 1-14084).

ITEM 17. UNDERTAKINGS

    1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    3. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    4. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 27th day of May, 1997.



                                BIG FLOWER PRESS HOLDINGS, INC.

                                BY:  /s/ R. THEODORE AMMON
                                     ---------------------------------------
                                     R. Theodore Ammon
                                     Chairman




    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

    /s/ R. THEODORE AMMON       Chairman and Director               May 27, 1997
------------------------------    (Principal Executive
      R. Theodore Ammon           Officer)

              *                 President, Chief Executive          May 27, 1997
------------------------------    Officer and Director
       Edward T. Reilly

              *                 Executive Vice President            May 27, 1997
------------------------------    and
      Richard L. Ritchie          Chief Financial Officer
                                  (Principal Financial and
                                  Accounting Officer)

              *                 Director                            May 27, 1997
------------------------------
        Leon D. Black

              *                 Director                            May 27, 1997
------------------------------
      Peter G. Diamandis

              *                 Director                            May 27, 1997
------------------------------
      Robert M. Kimmitt

              *                 Director                            May 27, 1997
------------------------------
        Joan D. Manley

              *                 Director                            May 27, 1997
------------------------------
       Newton N. Minow

              *                 Director                            May 27, 1997
------------------------------
       Edward M. Yorke



------------------------


*By:                /s/ R. THEODORE AMMON
           --------------------------------------
                      R. Theodore Ammon
                      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.                                          DESCRIPTION                                           PAGE NO.
-----------  -------------------------------------------------------------------------------------------  -----------
    *1.1(a)  Form of Underwriting Agreement dated May , 1997, among Big Flower Press Holdings, Inc., the
             Selling Stockholders and the Underwriters.

     4.1     Restated Certificate of Incorporation of Big Flower Press Holdings, Inc. filed on December
             19, 1995.(1)

     4.2     Certificate of Designation Preferences and Rights of Series A Junior Preferred Stock of Big
             Flower Press Holdings, Inc.(1)

     4.3     Amended and Restated Bylaws of Big Flower Press Holdings, Inc.(1)

    *5.1     Opinion as to validity of the Shares.

    23.1     Consent of Counsel (included in Exhibit 5.1).

    23.2     Consent of Deloitte & Touche LLP.

    24.1     Power of Attorney (included as part of the Signature Page of this Registration Statement).


------------------------


*   To be filed by amendment.


(1) Incorporated by reference to Big Flower Press Holdings, Inc. Form 10-Q, for the quarterly period ended December 31, 1995 (File # 1-14084).